PE
12-31-01



LONE STAR TECHNOLOGIES, INC.
2001 Annual Report and Form 10-K

Company Profile

Lone Star Technologies, Inc. is a management and holding company whose principal operating subsidiaries serve three business segments: oilfield products which are manufactured and marketed globally to the oil and gas drilling industry; specialty tubing products provided to power generation markets for heat recovery applications, automotive, fluid power, and other markets for various precision mechanical applications; and flat rolled steel and other tubular products and services for general industrial markets.

Financial Performance Summary

($ in millions, except share amounts, ratios, percentages, employee and shareholder data.)

For the Year	2001	2000	1999[b]
Net revenues	$ 650.2	$ 645.3	$ 444.4
Gross profit	69.3	85.9	42.7
Income before extraordinary items	17.0	38.6	4.6
Extraordinary loss	(0.6)	-	-
Net income	16.4[a]	38.6	4.6[c]
Per common share - diluted:			
Income before extraordinary items	0.68	1.59	0.20
Extraordinary loss	(0.02)	-	-
Net income available to common shareholders	0.66[a]	1.59	0.20[c]
Earnings before interest, taxes, depreciation, and amortization[d]	56.2	73.6	34.7
Depreciation and amortization	23.0	21.4	22.6
Capital expenditures	25.2	23.3	10.6

At Year-End	2001	2000	1999
Working capital and noncurrent marketable securities	$ 259.0	$ 176.2	$ 110.3
Total assets	580.8	515.3	451.9
Total debt	150.0	136.2	106.8
Shareholders' equity	$ 315.3	$ 255.8	$ 215.9
Debt to total capitalization	32.2%	34.7%	33.1%
Common shares used for diluted EPS	25.0	24.3	23.6
Book value per share	$ 12.61	$ 10.53	$ 9.15
Year-end stock price	$ 17.60	$ 38.50	$ 27.50
Shareholders of record	3,090	3,200	3,500
Active employees	1,892	2,358	1,554

(a) Includes one-time charges of $5.0 million, or $0.20 per diluted share, for the write-off of acquisition-related expenses and financing costs associated with an uncompleted acquisition and non-recurring charges of $1.4 million, or $0.05 per diluted share, related to early retirement of debt, of which $0.6 million, or $0.02 per diluted share, was recorded as extraordinary loss.

(b) Includes pro forma amounts related to Fintube Technologies, Inc. and Bellville Tube Corporation.

(c) Includes special charges of $14.5 million, or $0.65 per diluted share.

(d) Earnings before interest, taxes, depreciation, and amortization is operating income plus depreciation and amortization.

DEAR SHAREHOLDER

As 2001 began, the outlook for our core businesses was very encouraging. Our customers, the leading exploration and production companies and power generation providers, were increasing capital spending in every North American energy sector. For the first half of the year, we expanded our oilfield customer base by utilizing our product development abilities and alliance mill strategy to capitalize on our strong market position and augment our high operating capability. As revenues increased 16% in the first six months of the year, we achieved record earnings of $1.20 per diluted share.

However, by late summer, as the domestic economy slowed and energy prices fell, the demand for our products declined. The tragic events of September 11 compounded this trend, further reducing demand for our products and services. As prices for oil and natural gas declined, our energy customers trimmed their capital budgets and drilling programs were rapidly curtailed. New gathering and transmission systems were postponed. Power plant developers delayed planned construction. The year closed with a fourth quarter loss of $16.5 million, or $0.65 per diluted share, which included one-time charges of $5.0 million, or $0.20 per diluted share, for expenses and financing costs associated with an uncompleted acquisition.

Throughout this challenging period, we remained focused on building long-term shareholder value by carefully executing our growth strategies, adding to our commercial leadership position in the markets we serve, and constantly investing in our dedicated people and production assets to achieve operational excellence in all areas of our company. These objectives continue to be our chief priorities, and we are proud of our accomplishments in 2001. Throughout the year, we introduced new products, initiated advanced training programs, and installed state-of-the-art technologies and equipment. Going forward, we intend to build on these investments with new alliances and acquisitions across our main businesses.

During 2001, we greatly enhanced our financial flexibility by maintaining relatively low leverage and high liquidity. With debt to total capital of 32% at year-end and over $200 million in available cash and bank lines, we have the financial resources to successfully manage the current downturn and capitalize on opportunities for acquisitions and other compatible asset investments.

While the near-term indicators of demand for our products are uncertain, we believe that our customers will increase their investments in new energy sources as the economic growth of the United States accelerates. The expected recovery in oil, natural gas and electricity prices will support further increases in capital spending. The active domestic rig count, which declined 30% from the 2001 peak to an expected second quarter 2002 low of between 700 and 725 active rigs, is forecasted to recover during the second half of the year. Also, as industrial activity expands, demand for new power delivery systems will support the construction of gas-fired combined-cycle power plants throughout the Western hemisphere. We also expect demand for precision mechanical tubular products to increase along with the overall recovery in the general domestic economy.

All of us at your company aspire to achieve the highest possible returns on your capital. We are committed to building shareholder value by continuing to expand our commercial capabilities, enhancing our production facilities, and acquiring complementary businesses, while maintaining our flexible financial profile.

In this annual report, an operational review of 2001 and a discussion of our current business strategies are provided. The report also includes details of our business activities and historical financial performance. As in the past, our primary goal has been to provide our investors, customers, suppliers and employees with the information needed to better understand the opportunities and challenges we face.

As we work to capitalize on the opportunities that lie ahead in 2002 and beyond, your company's directors and officers recognize the importance of our loyal customers and supportive suppliers from around the world. We especially appreciate the dedication of our talented women and men who make our aspirations of commercial leadership and operational excellence a constant reality.

Thank you for your many important contributions and unwavering commitment to our core strategies that greatly increase value to our shareholders.

Sincerely,

Rhys J. Best
Chairman, President and Chief Executive Officer

2001 - A YEAR OF CHALLENGES; SIGNIFICANT INVESTMENTS FOR THE FUTURE

We saw both sides of the economic coin during 2001. We reported record revenues and profits in the first quarter and set new record revenues of $184.4 million and record net income of $16.3 million, or $0.65 per diluted share, in the second quarter. Then, business began to decline in the third quarter and we reported a net loss in the fourth quarter as the rig count dropped 30% from the end of the second quarter to the end of the year.

For the year 2001, net income was $16.4 million, or $0.66 per diluted share, which includes one-time charges of $5.0 million, or $0.20 per diluted share, for the write-off of acquisition related expenses and financing costs associated with the uncompleted purchase of an oilfield tubular products company and non-recurring charges of $1.4 million, or $0.05 per diluted share, related to early retirement of debt. That compares to $38.6 million, or $1.59 per diluted share, for 2000. Earnings before interest, taxes, depreciation, and amortization were $56.2 million in 2001 compared to $73.6 million in 2000.

The uncertainty that followed the tragic events of September 11 made the cost of acquiring capital for acquisitions prohibitive. The nation's economic downturn, which actually began in late 2000, accelerated after September 11 and began affecting all aspects of the U. S. economy and our businesses. Simultaneously, foreign produced oilfield tubulars took a significantly larger share of our Oil Country Tubular Goods (OCTG) market, rising from approximately 30% of the market in 2000 to 37% of the market in 2001.

Natural gas drilling made up over 80% of drilling activity in 2001, requiring more high-strength pipe. In 2001, 66% of our OCTG revenues were from alloy-grade premium tubulars.

Natural gas prices fell from $9.62 per MCF at the Henry Hub at the beginning of the year to $2.72 per MCF at the end of December as the declining economy used less energy. As a result, the oil and gas industry, our largest market, drilled fewer wells in the second half of the year. At the end of the first quarter of 2001, nearly 1,200 rigs were drilling for oil and gas in the U.S. The number rose in the second quarter, began to decline in the third quarter, then fell to 887 active rigs by the end of the fourth quarter. With fewer new wells, pipeline construction also slowed. Reduced energy requirements also lowered demand for electricity, delaying construction of new electric power generating plants, a major market for our finned tube products.

The heavy manufacturing industry, which uses our precision mechanical tubing, entered the year in recession and continued to decline as sales of these products were down an additional 28% in the fourth quarter following the post September 11 economic contraction. As a result, we ended the year with price declines of 1% and 3% for our oilfield and specialty tubing products, respectively, while flat rolled steel prices were unchanged.

Our tonnage shipped, while up 12.5% for oilfield products due to the strong first half, was down 12.6% and 2.6% for our specialty tubing and flat rolled steel and other products, respectively.

Managing to enhance shareholder value

Ours is a cyclical business. Your management believes that changing course with each change of the business cycle would be detrimental to the company and to shareholder value. Instead, we focus on enhancing shareholder value over the long-term by identifying and meeting customer needs, maintaining operational flexibility, and always keeping a close eye on costs.

Because slowdowns are a reality in our business, we use them to prepare for rapid growth by targeting investments in upgraded production controls, preventative maintenance, and operational flexibility. We invested $25.2 million in our businesses during 2001 and more than $100 million over the last five years. Those investments pay off in higher yields and productivity

GAS PRICE & ACTIVE DOMESTIC GAS RIGS 2001 *by Quarter*



1000-
800-
600-
400-
200-
-$7
-$6
-$5
-$4
-$3
-$2
-$1
Q1
Q2
Q3
Q4

Source: Baker Hughes & Wall Street Journal

Average Active Gas Rigs

Average Henry Hub Gas Price

PERCENTAGE OF 2001 OCTG REVENUES FROM PREMIUM HIGH-STRENGTH TUBULARS



OTHER OCTG 34%
PREMIUM OCTG 66%

Source: Historical Data

CUMULATIVE CAPITAL EXPENDITURES
$ in millions



$120-
$100-
$80-
$60-
$40-
$20-
1997
1998
1999
2000/01

Source: Historical Data

AVERAGE LONE STAR OILFIELD PRODUCT PRICES *$ per ton*



$700-
$750-
$600-
$550-
$500-
1998
1999
2000
2001

Source: Historical Data

APPARENT SUPPLY OF OCTG FROM IMPORTS



40%-
30%-
20%-
10%-
1998
1999
2000
2001

Source: Department of Commerce

OILFIELD ALLIANCE REVENUES
$ in millions



$400-
$300-
$200-
$100-
1998
1999
2000
2001

Source: Historical Data

Lone Star Oilfield Revenues

Alliance Oilfield Revenues

that translate directly into improved profitability when our customers demand new product fast.

Operational flexibility gives us the ability to control and reduce costs. We greatly enhanced our flexibility in 2001 with the successful development of two universal steel chemistries that, through processing adjustments, meet over 25% of our OCTG requirements. The operational flexibility these new steel grades give us further lowers our raw material inventory costs without reducing our ability to serve our broad product line.

Our sourcing flexibility – the ability to use slab, coil, rod, and scrap as raw materials for tubular products – often gives us a cost advantage. We sourced approximately 70% of our steel requirements in slab form during 2001. Recently, slab prices have been low in comparison to coil prices, which have risen, giving us a favorable position versus mills that use only coil.

Our ability to recycle ferrous scrap gives us another competitive advantage. We can create specialized steel chemistries that are not available from any other sources to produce high-value products.

Expanding our product line through focused alliances

Our unique alliance mill concept gives us the ability to offer the industry's most complete line of OCTG and line pipe without adding manufacturing facilities. It also allows us to devote our manufacturing capabilities to producing high-value products. We currently have alliances with six other mills. We sell on an exclusive basis all the OCTG and line pipe our alliance mills produce, either on a commission basis or a resale basis. In 2001, our oilfield revenues were approximately 22% from these alliances.

By combining our capabilities with those of our alliance partners, we can meet customer needs for everything from 60-inch diameter line pipe with a 3-inch thick wall to 1-inch diameter tubing. Customers get the convenience and cost savings inherent in dealing with a single supplier. We gain the advantage of additional products and revenue sources without the substantial capital investments normally required to produce new products. Offering the industry's most complete product line ideally positions us to take advantage of the coming rebound in drilling activity and pipeline construction.

We also are positioned favorably for the coming recovery in electric power plant construction. President Bush's published National Energy Policy says the nation will need to increase power generating capacity by 25% over the next 10 years to avoid shortages similar to those seen in California during the summer of 2000. That will require a significant number of new power generating plants. Many of those plants will be combined-cycle facilities, which depend on finned tubes to maximize efficiency. To prepare for the growing demand, we doubled finned tube production capacity in Canada, expanded capacity in the U.S., and built new manufacturing facilities in Mexico. Those facilities will serve U.S. markets as well as the rapidly growing Central American and South American markets.

Improving our customers' productivity

We continuously work to reduce the cost of doing business with us. We want to be a company that is easy for customers to utilize. As part of that effort, we are implementing new information technology systems at our operating companies. This is a capital investment of more than $13 million. These information technology systems link and consolidate our existing departmental systems and give us extensive web-based capabilities. Customers will be able to use the Internet to enter orders, track order status, quickly access technical data and metallurgical lab reports, and even design casing strings for oil and gas wells. Suppliers get a window into our operations so they can more efficiently plan their operations.

The systems also enhance efficiencies in our internal operations. We will be able to use data from several sources to give customers more timely and accurate information on pricing, availability and delivery. We can also provide information that will help us optimize our product mix and lower inventory costs. As the systems are implemented, they will further reduce internal paperwork and eliminate the inefficiencies inherent in filling out paper forms, then re-entering the data in our information technology systems.

Improving our financial position

In May of 2001, we took steps to further lower our cost of capital



while maintaining a strong capital structure to support strategic growth. We issued 1,150,000 shares of stock for $50.8 million, using the proceeds both to lower permanent debt and for working capital. We also placed $150,000,000 in senior subordinated notes due in 2011 at 9% to repay all revolving indebtedness of our subsidiaries and provide long-term funds for future investment in our business and working capital. These two transactions allowed us to end the year with debt to total capital of 32%, $106.5 million in cash, and unused borrowing availability of $99.7 million.

In June of 2001, Lone Star Steel signed a new four-year agreement with the United Steel Workers of America. Fintube also signed contracts in Canada and Mexico. The contracts provide a stability that is beneficial to employees and stockholders and continue our and our employees' commitment to a safe, drug-free workplace.

Encouraging outlook

We are confident that our energy and industrial markets will begin to recover during the second half of 2002. We believe that the steps we took last year and in previous years prepare our company to take full advantage of the upturn.

The oilfield tubular industry has recently filed anti-dumping cases against several countries that increased exports of OCTG to our nation last year. The industry saw 37% of the domestic market taken by imports last year, even though the International Trade Commission unanimously decided last summer to continue anti-dumping orders on five countries for another five years. Increased imports came from nations other than those included in the Commission's order. These new cases may help mitigate the rapid increase in imports and level the playing field going forward.

Your company is well positioned with its core strategies to build value for our shareholders.

PRODUCTS THAT BEGIN WITH THE CUSTOMER

To give you a strategic perspective on our business, let's explore how our understanding of our customers and their businesses leads to new products.

Our industry traditionally focuses on the manufacturing side of the business. If a customer happens to need what you make, if the price is right, and if you can deliver, you might make the sale.



Innovation drives our product development. Our far-reaching array of tubular products is the result of working closely with our customers to understand, anticipate and meet their needs.

We sell a lot of pipe and tubing that way ourselves.

But we find that we sell more if we work with our customers to figure out what they need, then build the product to meet that need. The following section provides examples of products we developed to meet specific customer needs – needs that we identified because we understand our customers. Many of the products we highlight represent true breakthroughs. For other products, the breakthrough was in the application. We simply helped the customer find a better way to meet a need.

Expandable casing. It lowers costs. And it can even save wells.

Oil and gas well casing, the internal sheath of pipe in a well, serves several functions. During drilling operations, the casing keeps the well from caving in and keeps drilling fluids out of water-bearing formations.

Drillers run casing in stages as the well is drilled. The driller runs a casing string, continues to drill below the string, then runs the next string. Additional strings are installed by running them through the casing strings already in the well. So each new casing string must have a smaller outside diameter than the inside diameter of the string above it, creating a telescoping effect. In some areas, such as the Gulf of Mexico, well depths exceed five miles below the surface of the earth. It's a hostile environment with extreme temperatures and pressures.

In the Gulf of Mexico, and other areas with similar geological structures, that telescoping creates a problem. Many formations in the Gulf are unconsolidated and, therefore, relatively weak. So drillers run casing strings more often than in areas with more consolidated formations. The deeper the well, the more casing strings that must be run. The telescoping effect forces operators to start with a very large diameter casing at the top of the well to make sure they will have a hole large enough to drill to planned depth.

The larger the casing, the heavier it is. Some of our casing weighs 100 pounds per foot of length. So larger, more expensive drilling rigs are needed to handle the weight. If hole size at the top could be reduced, a less costly rig could be used.



A customer, Enventure Global Technology, researched a possible solution – expand casing after it is run in the hole. A new liner could be run below existing casing, then expanded to the size of the casing above it. That would mean less telescoping. So smaller, lighter casing could be used at the top of the well – and a smaller, less expensive rig used to drill the well.

There were two problems with this idea. With any irregularities in the granular structure of the steel or the wall thickness of the casing, casing will not expand properly. The second problem is even bigger. Improperly expanding casing causes it to lose strength and impact resistance.

Pipe produced using the thermal treating process we pioneered, full-body normalizing, solves the first problem. Our electric resistance welded casing features the uniform wall thickness and the uniform granular structure critical for proper expansion.

Resolving the second problem took some work. In order to avoid compromising our proprietary solutions, we will only say that our people were ultimately successful in figuring out how to make casing that meets API specifications for strength and impact resistance after it is expanded. We were able to create the product because we are experts at steel chemistries and pipe manufacturing. The product works so well that we are the world's only supplier of expandable casing. In 2001, our expandable casing was installed in over fifty wells. Marathon ran our expandable casing to a depth of over 13,000 feet. And Shell Oil ran the first string of expandable casing in a well in ultradeep water – water some 7,500 feet deep.

Reducing drilling costs is only the start. Our expandable casing also saves wells. Even with good planning, drillers expect to encounter the unexpected downhole. Sometimes, the only solution is to run extra casing strings. Too many unplanned strings can mean the hole reaches minimum diameter before the well reaches total depth. Drillers call it "running out of hole." Before our expandable casing, running out of hole often meant abandoning the well and a multi-million dollar investment.

Our expandable casing gives an operator the flexibility of additional casing strings. For example, without expandable casing, a 16-inch diameter casing string would be followed by an 11 3/4-inch diameter casing string. With expandable casing, a 13 3/8-inch diameter liner can be run through the 16-inch



We are the world's only supplier of solid expandable casing. This breakthrough technology is a new industry standard that will revolutionize oil and gas exploration and production.

string – then expanded to 14-inch internal diameter. Essentially, the operator gets two 16-inch strings. With an extra string or two, a well that ordinarily would have been abandoned can be drilled to total depth.

An expanding product line

Expandable casing was just the beginning. From our knowledge of the industry, we knew that this breakthrough technology would solve other problems.

The industry uses a complicated mechanical device called a liner hanger to connect one casing liner to the next. Adding to the complexity, getting a leak-proof connection requires a packer and, frequently, a squeeze cement job. Setting the liner hanger, the packer and running the squeeze cement job are costly, time-consuming processes. Offshore, rig time costs can easily run a quarter of a million dollars a day.

Replacing the liner hanger with our expandable pipe cuts several hours off the process. The expandable pipe is run, then expanded against the wall of the upper string. A special coating applied to the expandable pipe before it is run seals the annulus. Using expandable pipe makes the job simpler, requires less time, and produces a more dependable seal.

We have also developed an expandable product that lowers the cost of controlling sand in a producing well. In areas with unconsolidated formations, producing oil and gas brings formation sand into the well. The sand erodes production equipment and can plug the well.

The industry uses sand screens, specially designed pipes with slots or holes, to control sand in a producing well. To keep the formation from



sloughing and plugging the sand screen, operators often pump a gravel pack – a slurry of gravel or very coarse sand – into the area between the sand screen and the formation face.

Our expandable sand screen eliminates the need for the costly gravel pack. It expands against the formation face to prevent sloughing. But building an expandable sand screen is even more complex than building expandable casing. From a metallurgical standpoint, the holes in the sand screen are flaws. Flaws cause steel to expand unevenly and fracture. So we had to create a steel



that can have holes drilled in it and expand evenly without fracturing, and provide the strength and collapse ratings essential for this application. That is exactly what we did.

The standard in non-standard casing

Most oil country tubular goods we sell meet American Petroleum Institute (API) grade and size specifications. But, sometimes, creating our own standard far better serves our customer.

For several years, we have offered oversized pipe for wells requiring higher collapse or burst performance. But our understanding of customer needs also led us to offer smaller non-standard sizes.

Essentially, smaller non-standard casing can be run inside the next larger sized casing diameter. Because we maintain excellent dimensional tolerances in our products, operators can run our nonstandard casing with annular clearances of as little as one half of an inch. That means our nonstandard casing can be used as a liner between two standard-sized liner strings, providing an extra string. Supplementing our expandable casing with our nonstandard casing can give an operator two or more extra strings in a well. That can be the difference between completing a well and abandoning it.

There is another application for non-standard casing. In some fields, casing performance requirements fall between sets of API specifications. The lower API grade cannot withstand the pressures that will be encountered during fracturing operations. But, the next grade up is stronger than needed. The operator has to pay the extra cost of the stronger grade. With our exceptional manufacturing flexibility, we can manufacture to the specific requirement – and offer the pipe at a significant savings compared to the higher grade. The savings can be enough to justify drilling some wells that would not have been otherwise.

Preventing damage

In deep water, production platforms float. Though anchored to the sea floor, they sway back and forth with the wind and waves. That puts



Our custom engineered finned tubulars are used in an extensive assortment of heat transfer products that are essential to energy systems where significant power is consumed.

tremendous stress on the connection between the wellhead and the riser that carries oil and gas to the platform.

Operators use a very expensive, custom-designed, custom-made cast tube to connect the riser and wellhead. But well maintenance and workover procedures involve running tools and equipment through the riser connector – tools and equipment that can bang against the connector and damage it. As expensive as the riser connector is, replacement operations are even more costly. Knowing the problem, we approached an operator with this idea – let us build a sleeve to fit inside the connector. The relatively inexpensive sleeve would absorb the impacts, protecting the riser connector.

Our idea worked – and Shell Oil installed our new wear sleeve under its Brutus tension leg platform in the Gulf of Mexico.

Dealing with an explosive situation

A primary function of casing is to prevent leaks into or out of the wellbore. But, for a well to produce, gas and oil must move from the formation and through the casing. Perforating guns create the passages by literally blowing holes in the casing. The perforating guns must be tough enough to withstand the blast without fracturing or deforming. Fracturing disrupts the precision alignment of the perforating charges. And a deformed gun may stick in the well during retrieval, requiring costly removal operations.

Perforating companies select our steel tubing because it offers a uniform structure that provides the predictability and strength needed for this critical application. We are a leading provider of the tubes used to make perforating guns.



Meeting specialized needs

Our Specialty Tubing group uses our unique manufacturing capabilities to produce tubes to meet the very specific, very specialized needs of original equipment manufacturers.

In working with the automotive industry, we developed a lightweight sway tube that replaces sway bars. Our product is chosen when designers need to reduce weight to help meet federal mileage standards.



In working with manufacturers of heavy construction equipment, we found that our specialty tubing products could meet their exacting specifications and strength requirements for hydraulic cylinders. Our full-body normalized, drawn-over-mandrel tubing has a reliably uniform wall thickness, greatly reducing the machining required to meet the exceptionally tight tolerances required in hydraulic cylinder applications.

We are the leading producer in a very specialized market – the tubing used to hold diamonds that form the cutting surface of bits used to explore for minerals. We applied our understanding of the application to formulate a steel that provides the unique combination of flexibility and ability to handle high impact loads this application demands.

Creating opportunities

Sometimes, growing our business involves finding other suppliers for our customers. Our Fintube operations supply a major portion of the finned tubing used in the power industry's combined-cycle power generating plants. These plants use massive Heat Recovery Steam Generators (HRSG) to capture and use exhaust heat from natural gas fired turbine generators to generate additional electricity.

Our finned tubing is essential to capturing the exhaust heat. But customers told us there was a problem. There was a shortage of HRSG manufacturing capacity in the United States. So we built our own manufacturing facility – then went a step further. We knew that manufacturing cryogenic equipment requires the same skills as building an HRSG unit. We asked the cryogenic equipment manufacturers if they would be interested in serving our HRSG customers. They were.

The results speak for themselves. More HRSG capacity in the U. S. and even more opportunities to sell our finned tubing in the U. S.

We also worked at the problem from the other end. By improving fin efficiency, we could reduce the number of tubes in an HRSG unit. Fewer tubes mean less construction time and less cost. Tubes with serrated fins have always been the choice for this application because the serrations provide a



Our specialty tubing products answer the demand for exacting specifications and strength requirements in the design and manufacture of super high-pressure hydraulic cylinders.

greater surface area for transferring heat. Our breakthrough was to find a new shape for the fins, a shape that significantly improves heat transfer efficiency. We invented AeroSeg.

Turning products inside out

Our finned tube products transfer heat from one medium to another. Usually, the fins are on the outside to transfer heat from the medium running through the tubes to the fluid or gas running across the outside. They work like an automobile radiator.

But our engineers turned the idea inside out for firetube boilers – they designed a tube with ribs on the inside. At one stage in boiler operation, hot gas flowing through the tubes heats water outside the tubes. Our ribbed X-ID tubes replace the smooth tubes that had been used. By causing turbulence in the hot gas, the ribs cause more heat to transfer from the gas to the liquid, increasing boiler performance as much as 50%. With our X-ID tubes installed, a 300 horsepower boiler can be operated at 450 horsepower with no increase in fuel consumption. The savings usually can pay for retrofitting with X-ID tubes in less than six months.

Innovation based on insight

The key to every one of the products described here is not our ability to design and manufacture something no one else has. The key is that each of these products is the result of working closely with our customers to understand, anticipate and meet their needs. By doing that, we make ourselves invaluable to our customers. And we build shareholder value.



Our strategic approach

Your management team believes that success comes from closely adhering to three complimentary business strategies:

Commercial Leadership – To serve our customers.

Operational Excellence – To safely produce products at the lowest possible cost.

Acquisition and Alliance – To strategically build our business.

Our Commercial Leadership strategy begins with working closely with our customers to anticipate and understand their needs. The strategy involves providing a complete product offering to satisfy all of our customers' requirements for tubular goods used in oil and gas exploration, production, gathering and transmission; power generation; automotive assembly; hydraulic cylinders; and other industrial applications.

We do that with a product line that ranges from one-inch diameter precision tubing to massive, 60-inch diameter transmission line pipe, to the customized heat recovery finned tubes used in power generating plants.

To provide that product line, the most extensive in North America, we look beyond our own capabilities and form exclusive commercial alliances with other mills. Alliance mills expand our product line and our capacity, allowing us to position ourselves as a single-source supplier.

Careful acquisitions also have expanded our product line. Our acquisition policy is to determine what we need, then find operations that meet those needs, as well as our exacting acquisition criteria.

Product development is another key element of our Commercial Leadership strategy. By understanding and anticipating customer needs, we are able to develop highly innovative products such as our exclusive expandable casing.

Our Operational Excellence strategy starts with focusing on and understanding our customers needs. We constantly evaluate our internal policies and practices in light of their effect on our ability to respond to customer requirements. That has led to the implementation of our new state-of-the-art information technology systems. They will help meet requirements as we make more information available to our customers electronically and help us reduce our operating costs.



To fulfill our Operational Excellence strategy, we continuously work to improve production efficiency by upgrading manufacturing technologies and providing continuous training for our employees. Our Center for Tubular Excellence is a continuing educational program we launched in 2001. By becoming more efficient, we can provide higher quality and attractive service – definite competitive advantages.

Through our strategies, we are meeting our goal of becoming the leading provider of oilfield tubular and related products and specialty tubing products. Continuing to increase our market presence will allow us to maximize the benefit of favorable market conditions. Acquisitions and alliances will be continually reviewed for opportunities to enhance shareholder value.

The result will be continued growth in shareholder value.

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D)
OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2001

COMMISSION FILE NUMBER 1-12881

LONE STAR TECHNOLOGIES, INC.

(A DELAWARE CORPORATION)

15660 N. DALLAS PARKWAY, SUITE 500
DALLAS, TEXAS 75248

972/770-6401

I.R.S. EMPLOYER IDENTIFICATION NUMBER: 75-2085454

SECURITIES REGISTERED PURSUANT TO SECTION 12(B) OF THE ACT:

Title of each class	Name of each exchange on which registered
Common Stock, par value $1.00	New York Stock Exchange

SECURITIES REGISTERED PURSUANT TO SECTION 12(G) OF THE ACT: NONE

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months, and (2) has been subject to such filing requirements for the past 90 days. Yes √. No__.

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [√]

As of January 31, 2002, the number of shares of common stock outstanding was 25,205,550. The aggregate market value of common stock (based upon the closing price on the New York Stock Exchange on that date) held by nonaffiliates of the registrant was approximately $379.3 million.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of registrant's Proxy Statement for its 2002 Annual Meeting of Shareholders are incorporated by reference into Part III hereof.

the drilling of a well. Casing is generally not removed after it has been installed in a well. Tubing, which is used to transmit oil and natural gas to the surface, may be replaced during the life of a producing well.

Demand for oil country tubular goods depends primarily on the number of oil and natural gas wells being drilled, completed and re-worked and the depth and drilling conditions of these wells. The level of these activities depends primarily on natural gas and oil prices and industry expectations of future prices. A key indicator of domestic demand is the average number of drilling rigs operating in the United States. According to the Baker Hughes rig count, the most commonly cited indicator of the level of domestic drilling activity, the average United States rig count was 1,156 in 2001 compared to 918 in 2000. Drilling increased until mid-2001 with a heavy emphasis on natural gas production activities. During the third and fourth quarters of 2001, oil and gas prices declined, resulting in a significant decrease in domestic drilling activity. At year-end, 887 rigs were working, of which 84% were drilling for natural gas. The decrease resulted in less demand for our oilfield products.

The oil country tubular goods market is also affected by the level of inventories maintained by manufacturers, distributors, threading companies and end users. During downturns in drilling activity, customers typically utilize the inventory of these products rather than purchase new products, causing demand for new production to further decrease, which happened in the second half of 2001. Conversely, in periods of increased drilling activity, increases in oil country tubular goods inventory levels by distributors and end users typically occur, accelerating demand for new production.

The amount of imported oilfield products also affects the oil country tubular goods market. Imported oil country tubular goods accounted for approximately 37% of the apparent supply available to the domestic oil country tubular goods market during 2001, 30% during 2000 and 17% during 1999. The domestic oil country tubular goods industry expects to file a number of trade cases in the first half of 2002 against foreign countries that are believed to be illegally importing oil country tubular goods. The results of these cases will not be known until the second half of 2002. Imported oil country tubular goods increased significantly during 2000 and 2001, as domestic drilling activity accelerated while international drilling activity increased at a much lower rate. The amount of imported oil country tubular goods was lower in 1999 due to the dramatic decline in distributor stock purchases during 1999 as inventories were liquidated and demand for new products reduced as drilling activity declined. Protective tariffs on several foreign countries were imposed in 1995. These trade tariffs, which were intended to promote an equitable trade environment were extended for another five years during 2001. In June 2000, trade tariffs with respect to Canada and Taiwan were revoked.

Manufacturers produce oil country tubular goods in numerous sizes, weights, grades and thread profiles. The grade of pipe used in a particular application depends on technical requirements for strength, corrosion resistance and other performance characteristics. Oil country tubular goods are generally classified by "carbon" and "alloy" grades. Carbon grades of oil country tubular goods have yield strengths of 75,000 pounds per square inch or less and are generally used in oil and natural gas wells drilled to depths less than 8,000 feet. Alloy grades of oil country tubular goods, often referred to as premium goods, have yield strengths of 75,000 pounds per square inch or more and are generally used in oil and natural gas wells drilled to depths in excess of 8,000 feet or for high temperature wells, highly corrosive wells or other critical applications.

Carbon and alloy grades of oil country tubular goods are available from both electric resistance welded and seamless tube producers. Electric resistance welded tubes are produced by processing flat rolled steel into strips which are cold-formed, welded, full-body normalized or seam-annealed and end-finished with threads and couplings. Seamless products are produced by individually heating and piercing solid steel billets into tubes and then end finishing those tubes into oil country tubular goods in a manner similar to electric resistance welded pipe.

Based on published industry statistics, electric resistance welded products now account for approximately half of the tonnage of domestic casing and tubing consumed. Electric resistance welded, full-body normalized casing and tubing and seamless casing and tubing compete for critical applications such as deep natural gas wells and offshore wells. Customers purchasing products for these applications require high-performance oil country tubular goods that can sustain enormous pressure as measured by burst, collapse and yield strength. Operators drilling shallow wells generally purchase oil country tubular goods based primarily on price and availability, as wells of this nature require less stringent performance characteristics.

Line pipe products are used for surface production flow lines and gathering and transmission of oil, natural gas and fluids. Line pipe is primarily produced in welded form. Line pipe markets are dependent not only on the factors which influence the oil country tubular goods market, but also on pipeline construction activity, line pipe replacement requirements, new residential construction and utility purchasing programs. Line pipe sales often lag oil country tubular goods sales by twelve or more months.

Specialty Tubing Products. The specialty tubing business includes the manufacture, marketing and sale of a broad variety of steel tubing products, including premium and custom-made products. Applications for specialty tubular products include finned tubular products for power technology markets for heat recovery applications and precision mechanical tubular products for automotive, fluid power and other markets for various mechanical applications.

Demand for finned tubular products depends on, among other factors, combined-cycle electrical power plant construction, and the cost of alternative fuels for power generation and, to a lesser extent, on industrial processing plant and petrochemical plant construction. Demand for these products was down in the fourth quarter of 2001 as construction of new power plants was curtailed due to lower energy demand attributable to the slowdown in the general economy and constraints on capital to fund the construction projects. Power plant construction curtailments and cancellations are expected to continue during 2002.

The demand for precision mechanical tubulars and other specialty tubing used for automotive, fluid power and other mechanical applications is cyclical and dependent on the general economy, the automotive and construction industries and other factors affecting domestic goods activity. Demand for precision mechanical tubulars within the traditional markets was up in 2000 as a result of economic recoveries in certain foreign markets and a strong domestic economy during the first half of 2000. The recession experienced in the United States in 2001 significantly reduced demand for precision mechanical tubulars throughout the year. Late in 2001, the continuing decline in the economy resulted in further decreased demand for precision mechanical tubing, which is not expected to increase until general domestic economic conditions improve.

Flat Rolled Steel and Other Products. We have a rolling mill which has the capacity to produce 1.4 million tons of flat rolled steel per year. Participation in flat rolled steel markets allows us to maintain flexibility in procurement of lower cost steel. Flat rolled steel, produced primarily for the manufacture of oilfield and specialty tubing products, is also sold to fabricators of various construction and industrial products. The market for flat rolled steel is affected by a number of factors, including price, capacity utilization and material costs. Flat rolled steel is sold in highly competitive markets and price, quality and availability are the main determinants of customer purchasing decisions. Other products consist of tubular goods that serve a variety of uses, such as structural piling applications in the construction industry.

OUR OILFIELD PRODUCTS

Products. We manufacture and market premium oil country tubular goods. Our oil country tubular goods include casing and production tubing but not drill pipe. We also manufacture and market line pipe.

Oil Country Tubular Goods

We manufacture premium alloy and carbon welded oil country tubular goods, including casing, which acts as a structural retainer wall in oil and natural gas wellbores, and production tubing, which transmits hydrocarbons to the surface. We offer casing and tubing products with the widest variety of diameters, grades and wall thicknesses in the United States. This variety provides us with a distinct competitive advantage as a single source supplier of a complete range of oilfield casing and production tubing. As a result of our broad product range and unique heat-treating capabilities, we are able to service nearly all typical drilling applications for oil and natural gas wells.

Casing, which historically represents about 75% of the oil country tubular goods tonnage sold by us, is the structural retainer wall in oil and natural gas wellbores. It also serves to prevent pollution of nearby water reservoirs and contamination of a well's production. Casing is generally not removed after it has been installed. Production tubing is installed within the casing to convey oil and natural gas to the surface. We offer the widest grades and ranges of outside diameters in casing (3 $^{1}/_{2}$" to 20") and tubing (1.9" to 3 $^{1}/_{2}$") produced in the United States, including products that have been successfully used in wells with depths of over 30,000 feet.

Our premium product line includes tubulars manufactured with the electric resistance welded, full-body normalized process and other thermal techniques that we pioneered. Because this process gives our tubes better performance characteristics than typical seam-annealed casing and tubing, we are able to serve both primary markets for oil country tubular goods: deep critical wells and shallow wells. Our premium products successfully compete both with seamless oil country tubular goods for critical applications and with conventional seam-annealed tubular products manufactured for shallow wells. We also offer seamless and seam-annealed products through marketing arrangements with other producers.

Critical applications, such as deep natural gas wells and offshore wells, require high-performance casing and tubing that can withstand enormous pressure as measured by burst strength, collapse strength and yield strength. Both major and independent oil companies that conduct drilling programs of this nature emphasize quality and compliance with specific standards. In our electric resistance welded, full-body normalized manufacturing process, which meets and exceeds American Petroleum Institute standards, we heat treat the entire tube and not just the weld area. This process strengthens the entire tube and makes our premium casing, tubing and line pipe interchangeable with seamless tubulars for nearly all critical applications. Typically, greater than 45% to 60% of our annual oil country tubular goods tonnage consists of premium, high-strength tubular products. Because of higher levels of deeper drilling, particularly for natural gas, 66% of our oil country tubular goods revenues during 2001 were from high-strength alloy grade products compared to 57% in 2000.

Operators drilling shallow wells generally purchase oil country tubular goods based primarily on price and availability, as wells of this nature require less stringent performance characteristics. We compete in this market, which is served primarily by producers of seam-annealed oil country tubular goods, with our Wildcat™ brand of oil country tubular goods and products produced through our exclusive alliance mills.

Line Pipe

We offer the widest size and chemistry range of line pipe used to gather and transmit oil and natural gas in the United States with outside diameters from 2 3/8" to 60". Historically, approximately 20% to 25% of our oilfield product revenues are from line pipe sales.

Sales and Distribution. Our domestic oil country tubular goods sales distribution network consists of 14 non-exclusive distributors that maintain and deliver product inventory to major and independent oil and gas companies that explore for oil and natural gas. We also sell line pipe through distributors and directly to end users. Internationally, oil country tubular goods are sold through distributors and trading companies as well as directly to end users. Approximately 4% of the tonnage of oil country tubular goods and 2% of the tonnage of line pipe that we shipped in 2001 were to destinations outside the United States. Our two largest customers, both distributors of our oilfield products in 2001, accounted for approximately 10% each, of the total oil country tubular good tons we shipped. About 78% of the oil and natural gas wells drilled in the United States in 2001 were located in Texas, Oklahoma, Kansas, Louisiana, New Mexico and the federal waters of the Gulf of Mexico, all located within 750 miles of our mills in Texas. The majority of our oilfield products were sold for use in these states, as well as the Gulf of Mexico which is less than 250 miles from our mills.

Alliance Mills. In addition to production from our mills, we have marketing agreements to sell other steel oilfield tubular products manufactured by several companies. Through commercial alliances with several mills, we have expanded our oilfield product offering. These arrangements enable us to outsource production of specific products, allowing us to offer a wider variety of casing, tubing and line pipe without a permanent capital investment. These alliances allow us to concentrate our capital expenditures and manufacturing expertise on our premium products, while offering our customers a complete size range of casing, tubing and line pipe. These transactions are performed on a commission basis and through purchase and resale of the products. Our alliance arrangements accounted for approximately 22% of our revenues from oilfield products during 2001.

Competition. Oil country tubular goods and line pipe are sold in highly competitive markets. Once users of oil country tubular goods determine which performance characteristics are relevant, they base their purchasing decisions on four factors: quality, availability, service and price. We believe that we are competitive in all of these areas. We successfully compete with both seamless oil country tubular goods and seam-annealed electric resistance welded products, as described above under "Business-Industry Background – Oilfield Products." Our electric resistance welded, full-body normalized casing and tubing products compete with seamless oil country tubular goods, and we offer products with the widest variety of diameters, grades and wall thicknesses in the United States. Several domestic manufacturers produce limited lines of oil country tubular goods, and a number of foreign manufacturers produce oil country tubular goods for export to the United States.

From 1986 through June 2000, the level of imports of oil country tubular goods from Canada and Taiwan was greatly reduced by the existence of antidumping duty orders covering imports from these countries. In addition, since 1995, the level of imports of oil country tubular goods from Argentina, Italy, Japan, Korea and Mexico has been greatly reduced by the existence of antidumping duty orders covering imports from these countries and a countervailing duty order covering imports from Italy. The orders also have had a beneficial impact on prices for oil country tubular goods in the domestic market. Affected parties can request administrative reviews of imposed duties and tariffs. These orders against Argentina, Italy, Japan, Korea, and Mexico were reviewed through the International Trade Commission in 2001 and will remain in place for an additional five year period. The domestic oil country tubular goods industry expects to file a number of trade cases in the first half of 2002 against foreign countries that are believed to be illegally importing oil country tubular goods. The results of these cases will not be known until the second half of 2002.

In February 2000, in response to a petition filed by domestic welded line pipe producers and their workers, including us, the United States government granted relief to the line pipe industry under Section 201 of the Trade Act of 1974. The relief, effective March 1, 2000, restricts imports of welded line pipe not exceeding 16 inches in outside diameter to a maximum of 9,000 tons from any country other than Canada and Mexico for three years. Imports in excess of that amount are subject to significant tariffs.

OUR SPECIALTY TUBING PRODUCTS

Products. Our specialty tubing business includes the manufacture, marketing and sale of a variety of tubular products. Our specialty tubular products are generally high value-added premium or custom products often involved in exacting applications. Our specialty tubing products include finned tubulars used in power technology applications and in industrial processing and petrochemical plants.

Finned Tubular Products

We manufacture custom-engineered specialty finned tubular products used in a variety of heat recovery applications, primarily for heat recovery steam generation in gas-fired, combined-cycle electrical power generating plants. We have the major portion of domestic manufacturing capacity for finned tubes and fabrication of heat recovery steam generators. Finned tubes are steel tubes with various types of fins or studs welded to the outside to increase the amount of surface area for maximized recovery of heat. Modules, or large bundles, of finned tubes are fabricated into heat-recovery steam generators that raise the efficiency of electric power plants by more than 30% by converting exhaust heat into steam to generate additional electricity. The Energy Information Administration expects the amount of new combined-cycle generating capacity additions to increase substantially by 2010. Accordingly, we expect the heat recovery steam generation market to grow rapidly over the long-term if the construction of combined-cycle power generation plants accelerates as expected. However, in the near-term, due to depressed economic conditions, construction of many electric power plants has been delayed or cancelled resulting in less demand for finned tubular products. Our heat recovery products also serve the petrochemical and food processing industries.

Precision Mechanical Tubulars

We have one of the largest production capacities in the world for precision mechanical tubular products using the Drawn Over Mandrel manufacturing process. The use of the Drawn Over Mandrel manufacturing process enables us to achieve higher critical tolerances and dimensional control than other processes. Our precision mechanical tubular product line includes a wide array of high-quality, custom-made steel tubular products with precise dimensional control and special metallurgical properties. Our precision mechanical tubular products have the widest size range in the world, from $^{1}/_{2}$" to 15" in outside diameter, and are made from a variety of combinations of chemical compositions, thermal treatments, mechanical properties and surface finishes. Product uses include the manufacture of hydraulic cylinders for construction and farm equipment; automotive applications, such as stabilizers and intrusion tubes; and other uses, including machine parts, bearing races, down-hole pump barrels, heavy-lift crane boom chords, drill rods and liner hangers. As a result of the wide range of industrial applications for precision mechanical tubular products, sales traditionally follow general domestic economic conditions.

The Drawn Over Mandrel process uses a drawbench to pull tubing through a die and over a mandrel to shape and smooth surfaces and impart precise dimensional tolerances to tubes. Our production facilities include seven drawbenches. Our 1,000,000 pound drawbench, the largest in the Western Hemisphere, combined with our 800,000 pound drawbench enable us to access broader markets through the manufacture of larger diameter, thicker wall products. Order quantities for our precision mechanical tubular products are typically less than 20,000 pounds, and the products are made to exact customer specifications.

Other Specialty Tubing Products

We also produce hot finished specialty tubing. We have developed new thick wall products using enhanced hot reduction technology for applications such as heavy axles for trailers and trucks, including sport utility vehicles, that were typically made out of seamless tubes. This product is also used for other industrial applications.

In connection with our production of finned tubes, we design and manufacture other products relating to large-scale applied heat recovery technology, such as boiler tubing and economizers. Economizers are bundles of finned tubes arranged to maximize the amount of heat captured from boiler exhaust gases. Economizers are normally used on large boilers for office buildings, hospitals, universities, prisons, breweries and food processing plants. We also manufacture and sell X-ID tubing, which has specific patterns on the interior surface of the tube for enhanced heat transfer.

Sales and Distribution. Domestically, we market and sell our precision mechanical tubulars through 19 non-exclusive steel service centers and directly to end users. Our precision mechanical tubulars have detailed design specifications and in some cases long lead times, making annual contracts an efficient mechanism for large purchasers. Internationally, the majority of our precision mechanical tubulars is currently sold directly to end users and exports accounted for approximately 22% in 2001 and 20% in 2000 of the shipment tonnage of our precision mechanical tubulars. We market our finned tubes and other heat recovery products through a small domestic sales force, an international sales manager based in Quebec and independent distributors. Exports of finned tubulars and other heat recovery tubes accounted for approximately 18%, and 21% of the revenues from those products in 2001 and 2000, respectively.

Competition. The market for specialty tubing is competitive and is served by several manufacturers. During 1996, we completed a capital expenditure program to expand our production capacity for precision mechanical tubulars, which is one of the largest in the world using the Drawn Over Mandrel manufacturing process.

Since these products are made to end user specifications and often require just-in-time delivery, only small quantities are imported into the United States. In contrast to the oil country tubular goods market, seamless and electric resistance welded specialty tubing products differ in their applications. Electric resistance welded tubing, such as precision mechanical tubulars, is preferred for many mechanical tubing applications because its consistent wall thickness requires less machining in the finishing process. In contrast, seamless tubes are used primarily in heavy gauge applications such as boiler and pressure tubing.

Based on generally available market data, we estimate that we have a major portion of the domestic manufacturing capacity for finned tubes used for heat recovery steam generation. We have one significant domestic competitor and a number of smaller foreign competitors.

OUR FLAT ROLLED STEEL AND OTHER PRODUCTS AND SERVICES

Products and Services. We also manufacture and market flat rolled steel and other miscellaneous products that are secondary to our manufacture of oilfield and specialty tubing products. Flat rolled steel is primarily used by us in the manufacture of tubular products. We also sell flat rolled steel to fabricators of large diameter transmission pipe, storage tanks, rail cars and a variety of other construction and industrial products. Our participation in the flat rolled steel commodity market provides us flexibility in sourcing lower cost steel for our tubular products and to some extent involves our excess capacity for flat rolled steel as related to the manufacture of our oilfield and specialty tubing products.

We also market other products such as tubulars for use in structural and piling applications in the construction industry, and we provide transportation, storage and other services.

We also have a stand-alone steel coil slitting business and a steel rod to thin steel strip manufacturing process. This business includes a steel coil storage and processing business, where we provide profitable, toll slitting services for major steel customers and also provide steel storage and custom cutting. The steel coil division ships its processed steel on a just-in-time basis for outside customers and to our finned tubing manufacturing operations. We own the rights to our patented cold-rolling process for flattening steel rod into narrow bands of thin-gauge steel which we use as finning material for our finned tubes and thin strip steel we sell to third parties.

Sales and Distribution. We manufacture and sell flat rolled steel directly to end users and through service centers, primarily in the Southwestern region of the United States. The largest customer of our flat rolled steel, Friedman Industries, Inc., historically has accounted for approximately 75% to 80% of our flat rolled steel sales, as well as substantially all other sales of miscellaneous tubular products other than oilfield and specialty tubing products. This customer has steel processing facilities located adjacent to our facilities in Lone Star, Texas, and those facilities purchase most of their flat rolled steel from us. Sales to this customer represented approximately 8% and 9% of our total revenues for 2001 and 2000, respectively.

We sell thin steel strip directly to end users in North America through a small sales force. Flat rolled steel processing services are also sold to steel mills where we receive processing revenues but do not purchase and resell steel.

Competition. Our flat rolled steel is sold in highly competitive markets generally concentrated in the Southwestern region of the United States. Sales and earnings are affected by the cost of raw materials, use of flat rolled steel by us in the manufacture of our tubular products, demand by outside customers and general economic conditions. Our thin strip flat rolled steel and steel coil slitting services compete against service centers located in the Midwest.

CUSTOMERS

We sell our oilfield products through our exclusive distributors to numerous end users, including BP, Chevron, El Paso Exploration, Anadarko Petroleum Corporation, Texaco Inc., Burlington Resources Inc., Apache Corporation and Exxon Mobil Corporation. We sell our finned and other heat recovery tube products to over 50 end users, including Foster Wheeler Corporation, Chicago Tube and Iron Company, Cerrey, Nooter Eriksen, Inc., and Deltak, L.L.C. We sell our precision mechanical tubulars to such distributors and end users as Earle M. Jorgensen Company, Marmon/Keystone Corp., Hyva, DaimlerChrysler Corporation, American Axle & Manufacturing Holdings, Inc., Ford Motor Company, and Dana Corporation.

RESEARCH, DEVELOPMENT, INFORMATION TECHNOLOGY AND PATENTS

We are committed to technologically innovative product development. With respect to oilfield products, we collaborate with customers and industry groups to develop new grades of oil country tubular goods as well as new products, such as expandable casing. Our expandable casing product was developed for a joint venture between Shell Oil Company and Halliburton Company and was first successfully installed in late 1999 in the Gulf of Mexico with over fifty successful installations to date. We have also developed slotted tubes for expandable sand screens and riser sleeves to provide new product solutions for our customers. Our technical knowledge and high-performance casing products are also being applied in an innovative method for drilling wells using casing instead of drill pipe. We also have used our expertise to develop high-strength, thick wall line pipe for offshore applications. In addition, we developed ultrasonic testing methods to assure the quality of our tubing. In the specialty tubing area, our recent product developments include the Aeroseg finned tube, a new thermal mechanically processed Drawn Over Mandrel product called QDOM for applications requiring extreme mechanical properties and thick wall products using hot reduction technology for applications such as heavy axles that are normally made out of seamless tubes. We hold several United States patents covering some of our manufacturing processes and products.

We also have invested in information technologies that provide the platform for internet-based commercial marketing and resource constrained production planning. We believe our information technologies capabilities will allow us to more profitably run our facilities, give our customers excellent service and facilitate web-based commercial initiatives.

MANUFACTURING CAPABILITIES

We manufacture our oilfield products, precision mechanical tubulars, flat rolled steel and other products at our facilities located on an approximately 2,000-acre site we own in Lone Star, Texas which contains over 2,000,000 square feet of manufacturing space and approximately 91,000 square feet of oilfield products manufacturing facilities near Houston, Texas. We manufacture our finned tubular products in approximately 416,500 square feet of manufacturing facilities on approximately 131.5 acres that we own or lease in the Tulsa, Oklahoma metropolitan area; Pryor, Oklahoma; Quebec, Canada; Veracruz and Monterrey, Mexico.

Our East Texas facilities' annual rated capacity approximates 480,000 slab tons, 1,400,000 flat rolled tons and 1,000,000 welded pipe tons. We have access through marketing arrangements and alliances with mills for additional oilfield tubular capacity of approximately 800,000 tons per year. In 2001, the precision mechanical specialty tubing facilities operated near 65% of capacity. The rolling mills and pipe mills generally operated at approximately 52% of capacity, while the EAF's operated at less than 44% of capacity.

We have a major portion of the domestic manufacturing capacity for production of finned tubes for heat recovery steam generation. We also license technology relating to the production of finned tubular products to licensees in India, Italy, Japan and Korea.

RAW MATERIALS AND INVENTORY

In general, we attempt to procure raw materials and to manage our finished goods inventory in a manner that will provide:

- significant flexibility in responding to the levels of demand for our various products;
- a short lead time in filling our customers' orders;
- the capacity to offer a broad product range; and
- the ability to offer our products at an effective cost.

We generally produce oil country tubular goods and line pipe to fill specific orders and, accordingly, we maintain the majority of our inventory in the form of steel slabs, steel coils, work-in-process or finished goods earmarked for specific orders. Some work-in-process and finished goods inventories are maintained in order to provide flexibility in responding to customer delivery demands.

We can use steel slabs, scrap steel and steel coils in the manufacture of our tubular products. We purchased steel slabs to meet approximately 70% of our steel needs in 2001, and it was often necessary for us to commit to purchase slabs 90 to 150 days prior to production. We anticipate again using steel slabs for most of our production needs in 2002. Our principal raw material for our internally produced steel slabs is scrap steel, which is internally generated from our operations or available in the spot market. The price of scrap steel and steel slabs can be volatile, is influenced by a number of competitive market conditions beyond our control and is not directly related to the demand for our products.

In February 2002, the U.S. Government imposed 30% tariffs on various types of imported steel, principally steel coil, but also including steel slabs. We procure steel slabs principally from Mexico. Mexico and Canada were excluded from these tariffs. Tariffs on other countries that produce steel slabs are only imposed after a quota of 5.4 million tons is exceeded. These actions will reduce foreign imports of steel coils and increase the cost of flat rolled steel, which is approximately 20% of our steel requirements. However, the increased cost of steel coils may in part be offset by better prices for flat rolled steel produced and sold by us.

Raw materials for our specialty tubing products are readily available from multiple sources. Steel coils and wire rod are the primary raw materials used in the manufacture of our finned tubular products, and steel coils are the principal raw material used in the manufacture of our precision mechanical tubulars. We usually produce our specialty tubing products to meet specific orders and, accordingly, inventory is managed to minimize the amount of finished goods on hand. Work-in-process inventories are maintained in order to provide flexibility in responding to customer needs.

We manufacture flat rolled steel primarily for use in producing oilfield and precision mechanical tubulars, but also for sale to third parties. We manufacture flat rolled steel using both purchased steel slabs and internally produced slabs.

EMPLOYEES

At December 31, 2001, we had a total of 1,892 active employees, of whom 826 were represented by four unions and five bargaining units. The majority of these union workers are represented by the United Steelworkers of America under a contract signed in June 2001, which expires on May 31, 2005. Two of the other agreements, covering an aggregate of approximately 79 warehouse and plant security workers as of December 31, 2001, expire in July 2003 and September 2003, respectively. The remaining two collective bargaining agreements covered a total of 145 employees in Canada and Mexico as of December 31, 2001. Our management considers its relationship with our employees to be good.

We have dedicated necessary resources and made the commitment to design and implement a health and safety program that will meet the Occupational Safety & Health Administration's (OSHA) Voluntary Protection Program (VPP) Star criteria at our East Texas facilities. The VPP safety management program goes beyond OSHA standards to protect workers more effectively than simple compliance. We plan to submit the VPP application to OSHA by the end of 2002.

FOREIGN OPERATIONS

Our export sales to destinations outside the United States including finned tubulars and other heat recovery tubes were approximately $45.3 million in 2001, $47.2 million in 2000, and $21.2 million in 1999. We own manufacturing facilities in Quebec, Canada and Veracruz, Mexico and entered into a lease of manufacturing facilities in Monterrey, Mexico that began operations in September 2000. Our export sales of $45.3 million to destinations outside the United States included $7.7 million from these foreign facilities in 2001.

ENVIRONMENTAL

Our operations are subject to extensive environmental regulations with respect to air emissions, wastewater discharges, and waste management. Our environmental protection and improvement expenditures were approximately $4 million during the past three years, including expenditures related to PCB transformer elimination, enhancing containment in processing and storage areas, asbestos abatement, waste disposal site closures and out-of-service facility remediation projects.

In connection with the cleanup of several offsite commercial waste management sites, we, along with many other entities, have been designated a potentially responsible party (PRP) by the U.S. Environmental Protection Agency under the Comprehensive Environmental Response, Compensation and Liability Act (CERCLA). CERCLA subjects PRPs to potential liability for such cleanup costs. Cost estimates have been obtained for each of the cleanup actions, and our share has been determined. Based upon these estimates, we do not believe our liability, individually or in the aggregate, will be material to our financial position and our results of operations.

The waste units that received wastes defined as hazardous waste under the Resource Conservation and Recovery Act (RCRA) have been closed. The two RCRA units requiring continued monitoring are undergoing post-closure care. The remaining cost of post-closure care is estimated to be approximately $380,000. We have met our financial assurance requirements by demonstrating the company's ability to pay this amount. The Texas Natural Resource Conservation Commission (TNRCC) is in the process of determining what, if any, corrective action is required to address the remaining non-RCRA solid waste management units.

We possess necessary authorizations for air emissions, wastewater discharges and waste management. We are presently in substantial compliance with our permits and applicable air, water and waste management rules and regulations. We have an environmental management system in place to assist in maintaining compliance. In March of 2002, we received formal certification that this system conformed to Environmental Management System Standard ISO 14001, 1996. We do not expect future environmental expenditures necessary to comply with environmental rules and regulations to have a material impact on our financial position or operations.

ITEM 2. PROPERTIES

We manufacture our oilfield products, precision mechanical tubulars, flat rolled steel and other products at our facilities located on an approximately 2,000-acre site we own in Lone Star, Texas which contains over 2,000,000 square feet of manufacturing space. The original facilities, constructed in the 1940's and 1950's have been expanded and modernized, and include two electric-arc furnaces (EAF) equipped with oxy-fuel burners with a combined capacity of approximately 575,000 ingot tons per year; two rolling mills, a "two-high" mill that rolls the EAF ingots into slabs and a "four-high" single stand reversing Steckel mill that produces flat rolled coils; coil slitting and handling equipment; two pipe welding mills; seven draw benches, including the largest specialty tubing drawbench in the Western Hemisphere; three heat-treating facilities; numerous types of ultrasonic and electromagnetic testing and inspection equipment; finishing facilities at which oil country tubular goods are threaded and couplings are applied; and various support facilities including a shortline railroad and other transportation and storage facilities.

Our annual rated capacity at our East Texas facilities approximates 480,000 slab tons, 1,400,000 flat rolled tons, and 1,000,000 welded pipe tons. We have access through marketing arrangements and agreements with alliance mills to an additional oilfield pipe capacity of approximately 800,000 tons.

We also have 91,000 square feet of oilfield products manufacturing facilities near Houston, Texas. We manufacture our finned tubular products in approximately 416,500 square feet of manufacturing facilities on approximately 131.5 acres that we own or lease in the Tulsa, Oklahoma metropolitan area; Pryor, Oklahoma; Quebec, Canada; Veracruz and Monterrey, Mexico. Our headquarters are located in leased facilities in Dallas, Texas.

We own 7,000 acres in Texas which were purchased primarily for iron ore, coal reserves, or water rights and mineral interests in an additional 12,000 acres in Oklahoma and 60,000 acres in Texas. No minerals have been recovered from these properties for many years because their use is no longer required in our operations. We own nominal oil and gas interests in an additional 18,000 acres in Texas.

ITEM 3. LEGAL PROCEEDINGS

On August 16, 2001, we entered into an agreement to purchase the assets of North Star Steel Company's Tubular Steel Division. Consummation of the acquisition was subject to completion of financing arrangements. Due to lack of common stock financing which, along with certain debt financing, was required by the acquisition agreement to close the acquisition, we notified Cargill, Incorporated, the parent company of North Star Steel Company, on December 14, 2001, that we were not able to complete the acquisition. Later that day, Cargill, Incorporated notified us that it was filing a lawsuit against us seeking unspecified damages and alleging that we had breached the agreement. We are confident that we have fully performed all of our obligations under the agreement, and we will contest the lawsuit vigorously.

During the last three years, our subsidiary, Lone Star Steel Company (Steel), has been named as one of a number of defendants in twenty lawsuits alleging that certain individuals were exposed to asbestos on the defendants' premises. To date several of these lawsuits have been settled for less than $10,000 in the aggregate. Of the twenty lawsuits, three have been settled or are pending settlement and four have been dismissed or are pending dismissal. We did not manufacture or distribute any products containing asbestos. Some or all of these claims may not be covered by our insurance. We have accrued for our estimated exposure to known claims, but do not know the extent to which future claims may be filed. Therefore, we cannot estimate our exposure, if any, to unasserted claims.

Management does not believe, based upon analysis of known facts and circumstances and reports from legal counsel, that any pending legal proceeding will have a material adverse effect on the financial condition or results of our operations taken as a whole.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SHAREHOLDERS

None.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED SHAREHOLDER MATTERS

Lone Star's Common Stock trades on the New York Stock Exchange under the symbol LSS. The following table summarizes the range of trading prices by quarter for the last two years (in $):

		First	Second	Third	Fourth
2001	High	$49.10	$54.30	$35.95	$19.20
	Low	30.20	33.00	10.10	11.21
2000	High	51.00	54.25	51.88	54.75
	Low	25.63	36.00	37.25	24.45

As of January 31, 2002, we had approximately 3,090 common shareholders of record. We have not paid dividends on our common stock since becoming a public company and have no present plan to do so.

ITEM 6. SELECTED FINANCIAL DATA

	($ in millions, except share and employee data)				
	2001	2000 [1]	1999	1998	1997
Oilfield products revenues	$ 401.9	$ 362.0	$ 187.3	$ 258.1	$ 460.4
Specialty tubing products revenues	187.7	220.9	126.6	130.3	135.9
Flat rolled and other tubular revenues	60.6	62.4	48.1	54.0	72.1
Total revenues[2]	650.2	645.3	362.0	442.4	668.4
Gross profit	69.3	85.9	12.8	4.4	64.2
Special charges	-	-	-	(14.5)	-
Selling, general, and administrative expenses	(36.1)	(33.7)	(15.5)	(20.0)	(19.6)
Operating income (loss)	33.2	52.2	(2.7)	(30.1)	44.6
Interest income	2.9	2.0	1.8	2.0	3.0
Interest expense	(12.8)	(14.4)	(4.6)	(4.0)	(6.6)
Other income (expense)	(5.5)	0.6	-	(0.2)	0.3
Income tax	(0.8)	(1.8)	-	-	(0.9)
Income (loss) before extraordinary items	17.0	38.6	(5.5)	(32.3)	40.4
Net income (loss)	$ 16.4	$ 38.6	$ (5.5)	$ (24.9)	$ 53.7
Earnings before interest, taxes, depreciation and amortization [3]	$ 56.2	$ 73.6	$ 14.0	$ (14.3)	$ 58.9
Income (loss) before extraordinary items per common share - diluted	$ 0.68	$ 1.59	$ (0.24)	$ (1.43)	$ 1.83
Net income (loss) per common share - diluted	$ 0.66	$ 1.59	$ (0.24)	$ (1.10)	$ 2.44
Common shares used for diluted EPS	25.0	24.3	22.5	22.5	22.1
Current assets	$ 325.1	$ 257.5	$ 172.1	$ 152.9	$ 207.2
Total assets	$ 580.8	$ 515.3	$ 351.1	$ 335.8	$ 405.8
Current liabilities	$ 66.1	$ 91.7	$ 85.2	$ 41.4	$ 81.3
Total liabilities	$ 265.5	$ 259.5	$ 155.2	$ 146.7	$ 188.1
Shareholders' equity	$ 315.3	$ 255.8	$ 195.9	$ 189.1	$ 217.7
Shares outstanding	25.2	23.7	22.6	22.5	22.5
Capital expenditures	$ 25.2	$ 23.3	$ 7.2	$ 17.6	$ 34.7
Depreciation and amortization	$ 23.0	$ 21.4	$ 16.7	$ 15.8	$ 14.3
Active employees	1,892	2,358	1,554	938	2,044

(1) Includes Fintube Technologies, Inc. and Bellville Tube Corporation results of operations since the acquisitions became effective on January 1, 2000 and April 1, 2000, respectively.

(2) Certain charges for shipping and handling costs have been reclassified in accordance with EITF 00-10 which requires freight charges billed to customers to be classified in revenues and shipping costs incurred to be classified in cost of goods sold. Lone Star previously reported such amounts net in revenues. The resulting reclassifications have increased revenues and cost of goods sold. Gross profit, operating income or loss, and net income or loss are unchanged in all periods.

(3) Earnings before interest, taxes, depreciation and amortization (EBITDA) is calculated by adding depreciation and amortization to operating income (loss). EBITDA is presented because it is a widely accepted financial indicator of a company's ability to incur and service debt. EBITDA does not represent net income or cash flows from operations as those terms are defined in generally accepted accounting principles, or GAAP, and does not necessarily indicate whether cash flows will be sufficient to fund cash needs.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

OVERVIEW

We are the leading domestic manufacturer and marketer of premium welded oil country tubular goods, which are steel tubular products used in the completion of and production from oil and natural gas wells. We are also a major manufacturer of line pipe, which is used in the gathering and transmission of oil and natural gas. In addition, we are a leading manufacturer of specialty tubing products used in power technology, automotive, construction, agricultural and industrial applications. Effective January 1, 2000, we acquired the assets of Fintube Technologies, Inc. (Fintube), the largest specialty tubing manufacturer of heat recovery finned tubes, which are used in various power technology markets, including the construction of gas-fired, combined-cycle electrical power generation plants. On April 1, 2000, we also completed an acquisition of the assets of Bellville Tube Corporation (Bellville), a manufacturer of casing, tubing and line pipe for the oil and gas industry. During 2001, we attempted to purchase an unrelated manufacturer of oil country tubular goods and line pipe. However, we were not able to obtain financing and did not complete the purchase. The seller has filed a lawsuit against us claiming breach of contract. We intend to vigorously defend this lawsuit.

Historically, our oilfield products have accounted for approximately 60% of our total revenues and were 62% of total revenues in 2001. As a result, our revenues are largely dependent upon the state of the oil and gas industry, which has historically been volatile. Downturns in the oil and gas markets cause demand for our principal products to decrease, which occurred in the second half of 2001. As a result, our historical operating results have fluctuated based on the demand for our products. Our future operating results may fluctuate significantly depending upon a number of factors, including industry conditions, the level of oil and gas drilling activity and competition from imports. Our finned tubular products are affected by the level of domestic and foreign demand for power generation as well as domestic and foreign competition.

Oilfield Products. Our oilfield products consist of (1) casing, which acts as a structural retainer wall in oil and natural gas wellbores, (2) production tubing, which transmits hydrocarbons to the surface, and (3) line pipe, which is used in gathering and transmitting hydrocarbons from the wellhead to larger transmission pipelines.

Demand for our oilfield products depends primarily upon the number of oil and natural gas wells being drilled, completed and re-worked and the depth and drilling conditions of these wells. The level of these activities depends primarily on natural gas and oil prices and industry expectations as to future prices. According to industry reports, average domestic drilling activity increased in 2001 by 26% compared to the previous year. However, drilling activity decreased steadily through the second half of 2001 and by year-end 887 rigs were active, compared to 1,114 rigs at the end of 2000. Demand for our oilfield products are likely to remain weak until the expectation of higher oil and gas prices results in an increase in the number of active drilling rigs, which may not occur in the near term.

Specialty Tubing Products. Our specialty tubing product segment includes finned tubular products and precision mechanical tubulars. Finned tubular products are used in heat recovery steam generation applications such as gas-fired, combined-cycle electrical power generation plants and, to a lesser extent, in industrial processing plants and petrochemical plants. Demand for finned tubulars and related products was down in the fourth quarter of 2001 as a result of curtailed and cancelled power plant construction projects related to the slowdown in the general economy and lack of affordable capital for these projects. Further curtailments and cancellations of new power plant construction projects is likely in the near term.

Our precision mechanical tubulars consist of a wide array of high-quality, custom-made steel tubular products with precise dimensional control and special metallurgical properties which are manufactured by the "Drawn Over Mandrel" process. This process allows us to achieve higher critical tolerances and dimensional control than other processes. These products are used for several industrial applications, including the manufacture of hydraulic cylinders for construction and farm equipment; automotive applications, such as stabilizers and intrusion tubes; and other uses, including machine parts, bearing races, down-hole pump barrels, heavy-lift crane boom chords, drill rods and liner hangers.

Demand for precision mechanical tubulars within the traditional markets was down in 2001 due to the economic slowdown, particularly in the industrial sector. Demand for our precision mechanical tubing products in 2002 may be unfavorably impacted until the current slowdown in the domestic economy subsides.

Flat Rolled Steel and Other Products. We manufacture and market flat rolled steel, which is primarily used in the manufacture of our oil country tubular products. We also sell flat rolled steel to fabricators of large-diameter transmission pipe, storage tanks, rail cars and a variety of other construction and industrial products. Our other products are principally used for structural and piling applications in the construction industry. We sell flat rolled steel directly to end users and through service centers primarily in the southwestern region of the United States.

We sell flat rolled steel in highly competitive markets, with price, quality and availability primarily determining customer purchase decisions. During the first half of 1999, the United States government established antidumping duties and quotas for flat rolled steel suppliers from certain foreign countries which reduced the amount of imported foreign steel coils, resulting in increased shipments of steel coils produced by us during the second half of 1999 and 2000. Flat rolled steel 2000 revenues also benefited from the full year inclusion of steel coil slitting and steel strip revenues. During 2001, imports of low priced flat rolled steel increased throughout the year reducing our revenues from flat rolled steel by 40% in the fourth quarter compared to the first quarter of 2001. This surge of low priced imports was in part the cause for bankruptcies of several domestic steel mills. In March 2002, significant tariffs on imported products from all foreign countries other than Canada and Mexico were imposed, which will last for up to three years. This action has stabilized the domestic flat rolled steel market and demand is expected to recover.

We sell steel strip directly to end users in North America through a small sales force. Flat rolled steel processing services are also sold to steel mills where we receive processing revenues but do not take title to the steel.

Manufacturing. The manufacture of our products is capital intensive. Utilization rates at our East Texas manufacturing facilities was up during the first half of 2001 and then reduced significantly during the second half of 2001 as demand for our oilfield products declined with decreased drilling, which was down 30% from the end of the second quarter to the end of the year. Specialty tubing demand further decreased following the tragic events of September 11th and the general economic contraction which followed. Flat rolled steel demand was also down due to increased imports. As a result, total shipment volumes were down 37% in the fourth quarter of 2001 compared to the second quarter of 2001. The reduced production volumes negatively impacted cost of our products sold in the second half of the year as fixed and semi-fixed costs were absorbed by fewer units produced. The level of production volume through our various facilities has a significant effect on the cost of manufacturing. Key variable costs include costs of labor and raw materials, including scrap steel, steel slabs, wire rod, steel coils, electricity and natural gas. Most of our finned tubes and other heat recovery products are manufactured in specific configurations as ordered. Accordingly, our manufacturing costs are to some extent factored into product prices on an order-by-order basis.

We have entered into marketing alliances and manufacturing arrangements with several companies. These alliances and arrangements involve the marketing of their products which provide us access to additional manufacturing capacity. In addition, we have manufacturing technology licensees in India, Italy, Japan and Korea.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Management's Discussion and Analysis and Results of Operations and Financial Condition are based on the related consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of the financial statements requires the use of estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. Lone Star evaluates its estimates primarily based on historical experience and business knowledge. These estimates are evaluated by management and revised as circumstances change. A discussion of the significant estimates made by Lone Star follows:

Warranty Claims

Our products are used in applications which are subject to inherent risks including well failures, performance deficiencies, line pipe leaks, personal injury, property damage, environmental contamination or loss of production. We warrant our products to meet certain specifications. Actual or claimed deficiencies in meeting these specifications may give rise to claims. We maintain a reserve for known and unknown warranty claims. The warranty claim exposure is evaluated using historical claim trends and information available on specifically known claims. We also maintain product and excess liability insurance subject to certain deductibles that limits our exposure to these claims. We consider the extent of insurance coverage in our estimate of the reserve. Typically, this reserve is not subject to significant fluctuations from period to period. However, the incurrence of an unusual amount of claims could alter our exposure and the related reserve.

Bad Debts

Our customers are concentrated in markets and industries that are subject to volatility. In addition, we sell a substantial amount of products to a few customers. We maintain a reserve for known and unknown bad debts. We evaluate credit risk and the adequacy of our reserve by monitoring the age of our accounts receivable and credit worthiness of our customers. In addition, we monitor the overall status of the industries where our products and services are utilized. Typically, this reserve is not subject to significant fluctuations from period to period.

Environmental Obligations

Our business is subject to numerous environmental regulations. We are actively remediating a few known exposures and conducting post closure monitoring activities. Our environmental department monitors the status of our environmental exposures and compliance with regulations through various means. We maintain an environmental reserve to cover the costs of expected remediation and post closure monitoring. We estimate the range of cost for the remediation and post closure based on historical experience, results of monitoring and the known extent of exposure. We evaluate the range of exposure and record the reserve at the most probable amount within that range. Typically, this reserve is not subject to significant fluctuations from period to period; although given the nature of environmental exposure, significant changes in the reserve are possible.

HISTORICAL RESULTS OF OPERATIONS

Our revenues are derived from three business segments: oilfield products, specialty tubing products and flat rolled steel and other products and services.

In the last three years, segment revenues were as follows:

($ in millions)

	2001		2000		1999	
	$	%	$	%	$	%
Oilfield products	401.9	62	362.0	56	187.3	52
Specialty Tubing products	187.7	29	220.9	34	126.6	35
Flat rolled steel and other products	60.6	9	62.4	10	48.1	13
Consolidated net revenues	650.2	100	645.3	100	362.0	100

Shipments of products by segment are as follows:

(in tons)

	2001	%	2000	%	1999	%
Oilfield products	580,300	65	516,000	60	336,100	56
Specialty tubing products	154,100	17	176,400	21	116,700	20
Flat rolled steel and other products	161,000	18	165,300	19	144,600	24
Total shipments	895,400	100	857,700	100	597,400	100

2001 COMPARED WITH 2000

Net revenues of $650.2 million for the year ended December 31, 2001 were 1% higher than in 2000. Revenues from oilfield products rose 11% to $401.9 million from 2000 on 12% higher shipment volumes. Demand for oilfield products increased during the first half of 2001 due to a consistent increase in drilling activity, with the active rig count rising from 1,114 at the end of 2000 to 1,275 at the end of the second quarter of 2001. However, from the end of the second quarter of 2001 to the end of the year, the active rig count declined 30%, significantly reducing demand for and revenues from our oilfield products in the second half of the year.

Specialty tubing product revenues decreased in 2001 by 15% from $220.9 million in 2000 to $187.7 million in 2001. Revenues from precision mechanical tubing products were down due to reduced industrial activity associated with slower general economic conditions. Revenues from these products were particularly weak following events of September 11th as revenues dropped 28% from the third quarter of 2001 to the fourth quarter of 2001. Likewise, revenues from specialty finned tubulars and related products fell 9% in the fourth quarter of 2001 following the cancellation and curtailment of some power plant construction projects.

Flat rolled steel and other tubular products were down 3% from 2000 to $60.6 million in 2001, due to a 3% decrease in shipment volumes and unchanged prices due to reduced industrial demand. Shipments decreased throughout the year as imports steadily increased.

Gross profit for 2001 decreased 19% to $69.3 million. Gross profit was down although revenues were 1% higher than 2000 due to significantly reduced production volumes in the second half of 2001, which caused fixed and semi-fixed cost to be absorbed in less units of production. Unit costs were particularly high in the fourth quarter as shipment volumes were down substantially in our three business segments due to the further slowdown in the economy after September 11th.

Selling, general, and administrative expenses were $36.1 million in 2001 compared to $33.7 million in 2000. This was due to increased expenses associated with high sales volumes in the first half of 2001 and severance costs related to workforce reductions associated with the business downturn in the second half of 2001.

Interest income increased in 2001 to $2.9 million from $2.0 million in 2000 due to higher cash balances resulting from $50.8 million in proceeds from the sale of common stock in April of 2001 and $150 million in proceeds from sale of bonds in May of 2001, partially offset by lower average interest rates.

Interest expense decreased from $14.4 million in 2000 to $12.8 in 2001 primarily due to lower interest rates.

Other expense, net of $5.5 million was primarily related to a one-time charge of $5.0 million for the write-off of acquisition related expenses and financing costs associated with the uncompleted acquisition and $0.8 million charge to income from the settlement of our interest rate swap upon early retirement of debt.

Income before extraordinary items was $17.0 million compared to $38.6 million due to lower gross margins in the second half of 2001 resulting from significantly lower production volumes and the $5.0 million write-off of acquisition and financing costs associated with the uncompleted acquisition.

Extraordinary loss of $0.6 million for 2001 was due to early retirement of debt associated with the extinguishment of a bank credit facility using proceeds from the sale of stock and bonds.

Net operating loss carryforwards at December 31, 2001 totaled $231.0 million (see Note G to the consolidated financial statements).

Net income in 2001 was $16.4 million, or $0.66 per diluted share, compared to a net income of $38.6 million, or $1.59 per diluted share in 2000. The decrease is attributable to the factors discussed in income before extraordinary items above.

2000 COMPARED WITH 1999

Net revenues of $645.3 million for the year ended December 31, 2000 were up 78% from 1999. Revenues rose 93% to $362.0 million for oilfield products, and shipment volumes and prices increased 54% and 26%, respectively.

Demand for oilfield products improved in 2000, due to a consistent increase in drilling activity, with the average rig count rising from 625 in 1999 to 918 in 2000.

Specialty tubing product revenues increased in 2000 to $220.9 million, a 74% improvement from 1999 revenues of $126.6 million due to the inclusion of finned tubular revenues for the full year and a 5% increase in shipment volumes for precision mechanical tubulars with average prices equal to 1999.

Flat rolled steel and other tubular products revenues were up 30% to $62.4 million. This increase is attributable to inclusion of coil slitting revenues for the full year and a 10% increase in flat rolled steel shipment volumes combined with 11% higher average selling prices.

Gross profit for 2000 was $85.9 million, compared to $12.8 million in 1999. Gross profit and operating income benefited from higher margin contributions from our two acquisitions, increased shipment volumes for all products and higher prices for oilfield and flat rolled steel and other products. Also contributing to the increase in gross profit was 93% higher oilfield revenues that included an oilfield product mix of higher margin premium alloy tubulars which were 57% of casing and tubing sales.

Selling, general, and administrative expenses increased significantly in 2000 to $33.7 million, principally due to additional expenses associated with our two acquisitions.

Interest income increased slightly in 2000 to $2.0 million from $1.8 million in 1999 due to higher average interest rates on invested cash, short-term investments and marketable securities.

Interest expense increased from $4.6 million in 1999 to $14.4 million in 2000 primarily due to additional debt associated with our two acquisitions, increased borrowings to support expanded oilfield products activity levels, and higher average interest rates.

Income before extraordinary items for 2000 was $38.6 million, or $1.59 per diluted share, compared to the $5.5 million loss, or $0.24 loss per diluted share in 1999. Factors contributing to the increase in income from continuing operations include increased operating income margins from our two acquisitions, and 93% higher oilfield revenues that included an oilfield product mix of higher margin premium alloy tubulars which were 57% of casing and tubing sales.

Net operating loss carryforwards at December 31, 2000 totaled $244.7 million (see Note G to the consolidated financial statements).

Net income in 2000 was $38.6 million, or $1.59 per diluted share, compared to a net loss of $5.5 million, or $0.24 loss per diluted share, at the end of 1999. The increase is attributable to the factors discussed in income before extraordinary items above.

Financial Condition And Liquidity

As of December 31, 2001, we had $106.5 million in cash and cash equivalents and $259.0 million in working capital.

Cash provided by (used in) operating activities was $31.3 million, ($8.6) million, and $28.1 million for 2001, 2000, and 1999, respectively. Cash from operations in 2001 increased due to higher sales in the first half of 2001 while business was strong and the collection of the associated accounts receivable in the second half of 2001 when business weakened. Cash was used by operating activities in 2000 attributable to increased accounts receivable and the increase in inventories associated with higher oilfield products shipments. In 1999 cash provided by operations was $28.1 million due to the reduced net loss as our oilfield business began recovery in the second half of 1999. In fiscal 1999, we used net cash provided by operations to fund capital expenditures and reduce revolving credit facilities.

Cash used in investing activities was $14.7 million, $96.6 million, and $11.7 million for 2001, 2000, and 1999, respectively. Cash used in 2001 primarily relates to higher capital expenditures to expand our finned tubular products capacity in Mexico and Canada and install new computer based enterprise resource planning systems. Cash used in 2000 and 1999 relates to our acquisitions of Fintube and Bellville and capital expenditures.

Cash provided by (used in) financing activities was $63.2 million in 2001, $109.7 million in 2000, and ($15.1) million in 1999. Cash provided by financing activities in 2001 was generated from the proceeds of the sale of $150 million senior subordinated notes and $50.8 million of common stock, offset by repayments on the revolving credit facilities and term loans. Cash provided by financing activities in 2000 was primarily attributable to borrowings to finance the Fintube and Bellville acquisitions and higher borrowings to fund additional working capital to meet the increased demand for oilfield products. Cash used by financing activities for fiscal 1999 was primarily related to the reduction of revolving credit facilities.

On May 2, 2001, we sold 1.2 million shares of our common stock under a previously filed universal shelf registration statement. The proceeds to us were $50.8 million. Proceeds of the sale were used to extinguish debt associated with credit facilities at our subsidiary, Lone Star Steel Company (Steel), and Fintube Technologies, Inc. (Fintube), and for general corporate purposes.

On May 29, 2001, we issued $150.0 million 9% senior subordinated notes due September 1, 2011 to qualified institutional buyers. Interest on the outstanding senior subordinated notes will accrue at a rate of 9.0% per year, payable semi-annually in arrears on each June 1 and December 1, commencing December 1, 2001. We used the proceeds received from the senior notes to pay down the revolving lines of credit, term loans, slab consignment obligations and for general corporate purposes. The notes are fully and unconditionally guaranteed by each of our current and future domestic restricted subsidiaries.

In 2000, Steel had a credit facility consisting of a three-year $120.0 million revolving line of credit and a three-year $10.0 million term loan. Under this revolving credit facility, Steel could borrow an amount based on a percentage of eligible accounts receivable and inventories, reduced by outstanding letters of credit.

In October 2001, the Steel credit facility was restated and amended to a three-year $100 million senior secured credit facility for use by Lone Star and our domestic subsidiaries. Borrowings from this facility can be used for general corporate purposes. Under this credit facility, we can borrow an amount based on a percentage of eligible accounts receivable and inventories reduced by outstanding letters of credit. The availability under this facility was $99.7 million at December 31, 2001. Substantially all of our assets, other than real estate, secure this loan. At our option, the interest rate is the prime lending rate or the LIBOR plus the applicable additional interest. As a result, we will be subject to interest rate risk if we borrow from the credit facility. At December 31, 2001, no amount was outstanding under this credit facility.

In 2000, Fintube had a senior credit facility providing a $20 million revolving line of credit and a $39 million term loan used to pay part of the cash portion of the purchase price in the Fintube acquisition. In August 2001, the Fintube credit facility was paid in full early and terminated, resulting in the write off of $0.6 million in deferred financing costs as an extraordinary item. In addition, we terminated an interest rate swap agreement related to the Fintube credit facility. The settlement of the interest rate swap resulted in a $0.8 million charge included in other expenses.

We operate in capital intensive businesses. We have made, and we expect we will be required to make, significant capital expenditures each year for recurring maintenance necessary to keep manufacturing facilities operational, to comply with environmental and other legal requirements and to improve our information systems. Additionally, we regularly make capital expenditures for technological improvements and for research and development projects. If funding is insufficient at any time in the future, we may be unable to develop or enhance our products or services, take advantage of business opportunities or respond to competitive pressures. Our capital expenditures budget for 2002 is approximately $20.0 million.

We require capital primarily to fund general working capital needs and capital expenditures. Principal sources of funds include cash and investments, cash generated from operations and borrowings under our credit facility. We believe these sources of funds will provide the liquidity necessary to fund our cash requirements during 2002.

Our operations are subject to environmental compliance and permitting requirements of various foreign, federal, state and provincial governmental agencies. We believe that the cost of maintaining compliance with environmental requirements will fall within our contemplated operating and capital expenditure plans, averaging $1.0 - $2.0 million annually in the foreseeable future.

We lease equipment under various operating leases. Future minimum lease payments under noncancelable operating leases are as follows: 2002, $2.1 million; 2003, $1.2 million; 2004, $1.1 million; 2005, $0.7 million; 2006, $0.6 million; and thereafter, $0.3 million.

Recent Accounting Pronouncements

Effective January 1, 2001, we adopted Statement of Financial Accounting Standards No. 133 ("SFAS 133"), "Accounting for Derivative Instruments and Hedging Activities." SFAS 133 requires that all derivative financial instruments that qualify for hedge accounting be recognized in the financial statements and measured at fair value, regardless of purpose or intent of holding them. On January 1, 2001, a transition obligation of $0.5 million was recorded related to the interest rate swap agreement. Additionally, a loss to other comprehensive income in the equity section of the balance sheet of $0.5 million was recorded. Subsequent changes in fair value were recorded through other comprehensive income. In August 2001, the credit facility associated with the Fintube acquisition was paid in full and the related interest rate swap was terminated. The settlement of the interest rate swap resulted in a $0.8 million charge to income in the third quarter.

In July 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 141 ("SFAS 141"), "Business Combinations," and SFAS 142, "Goodwill and Other Intangible Assets." SFAS 141 requires, among other things, all business combinations initiated after June 30, 2001, be accounted for using the purchase method of accounting. SFAS 142 primarily addresses the accounting for goodwill and intangible assets subsequent to their acquisition. Under SFAS 142, goodwill will no longer be amortized over its estimated useful life, but instead will be tested for impairment at least annually. SFAS 142 will be effective for fiscal years beginning after December 15, 2001 and must be adopted at the beginning of a fiscal year. During 2001, we amortized goodwill associated with the Fintube and Bellville acquisitions, as detailed in Note A, of approximately $2.0 million. We are currently performing the required goodwill impairment analyses and expect to have these completed by April 2002. We do not expect an impairment of goodwill, but we cannot definitively conclude until the analyses are complete.

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations" ("SFAS 143"). SFAS 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It applies to all entities and legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or the normal operation of a long-lived asset. SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and are subsequently allocated to expense over the asset's useful life. This Statement is effective for financial statements issued for fiscal years beginning after June 15, 2002. We have not yet determined the impact that SFAS No. 143 will have on our financial position or results of operations.

In August, 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"). SFAS 144 addresses financial accounting and reporting for the impairment of long-lived assets and for long-lived assets to be disposed of. This statement supersedes SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," however, this statement retains the fundamental provisions of SFAS 121 for (a) recognition and measurement of the impairment of long-lived assets to be held and used and (b) measurement of long-lived assets to be disposed of by sale. This Statement also supersedes the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations — Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions" for segments of a business to be disposed. SFAS 144 is effective for fiscal years beginning after December 15, 2001. We do not believe that the adoption of SFAS 144 will have a material effect on our financial position or results of operations.

Forward-Looking Information

The statements included in this Annual Report regarding future financial performance and results and the other statements that are not historical facts are forward-looking statements. The words "believes," "intends," "expects," "anticipates," "projects," "estimates," "predicts," and similar expressions are also intended to identify forward-looking statements. Such statements involve risks, uncertainties and assumptions, including, but not limited to, industry and market conditions, environmental liabilities, competitive pricing, practices and conditions, availability and pricing of raw materials, fluctuations in prices of crude oil and natural gas, the trade environment, the impact of current and future laws and governmental regulations (particularly environmental laws and regulations) and other factors discussed in this Annual Report and in other filings with the Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual outcomes may vary materially from those indicated.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to certain risks associated with the change in foreign currency rates, interest rates and commodity prices. We seek to minimize the potential adverse impact of those market risks through the use of appropriate management techniques including the limited use of derivative financial instruments.

Our operations in Mexico and Canada are measured in the local currencies, converted to the U.S. dollar equivalent based on published exchange rates for the period reported and are therefore subject to risk of exchange rate fluctuations. We believe that our current risk exposure to exchange rate movements is not significant.

Our investments in cash equivalents, short-term investments and marketable securities, the weighted average maturity of which is less than one year, are subject to interest rate risk. The value of these securities would decline in the event of increases in market interest rates. We manage this risk by investing in securities with short-term maturities and varying maturity dates. In addition, we intend to hold these securities until maturity and, as a result, avoid the losses resulting from sudden changes in interest rates.

To the extent that we borrow against our credit facility, we are exposed to interest rate risk arising from the variable-rate nature of the facility. There were no borrowings on this facility at December 31, 2001. In the past, we have used interest rate swaps to effectively fix a portion of the interest rates on our variable rate credit facilities. We did not have any interest rate swaps at December 31, 2001. Our senior subordinated notes accrue interest at a fixed rate of nine percent. The fair value of the notes is sensitive to changes in interest rates.

We are subject to commodity price risk, primarily with respect to purchases of steel and natural gas. Purchased steel represents a significant portion of our cost of goods sold. As a result, fluctuations in the cost of purchased steel, which can be volatile and cyclical in nature, have a significant impact on our margins both positively and negatively. We purchase natural gas for our operations and therefore have a limited market risk in natural gas prices. As a result, our earnings could be affected by changes in the price of natural gas. As market conditions dictate, we may enter into contracts to acquire a significant portion of our natural gas requirements over periods ranging from six to eighteen months. Our remaining requirements are purchased on the market at the current value.

ITEM 8. CONSOLIDATED FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders and Board of Directors of Lone Star Technologies, Inc. (Lone Star):

We have audited the accompanying consolidated balance sheets of Lone Star (a Delaware corporation) and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2001. These financial statements and the schedules referred to below are the responsibility of Lone Star's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Lone Star and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for the three years ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Our audits were made for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The schedules listed in the index to consolidated financial statements are presented for the purpose of complying with the Securities and Exchange Commission's rules and are not a part of the basic consolidated financial statements. These schedules have been subjected to the auditing procedures applied in our audits of the basic consolidated financial statements and, in our opinion, fairly state in all material respects the financial data required to be set forth therein in relation to the basic consolidated financial statements taken as a whole.

ARTHUR ANDERSEN LLP

Dallas, Texas,
January 22, 2002

LONE STAR TECHNOLOGIES, INC.
CONSOLIDATED STATEMENTS OF INCOME
($ and shares in millions, except per share data)

	For the Years Ended December 31, 2001	2000	1999
Net revenues	$ 650.2	$ 645.3	$ 362.0
Cost of goods sold	(580.9)	(559.4)	(349.2)
Gross profit	69.3	85.9	12.8
Selling, general and administrative expenses	(36.1)	(33.7)	(15.5)
Operating income (loss)	33.2	52.2	(2.7)
Interest income	2.9	2.0	1.8
Interest expense	(12.8)	(14.4)	(4.6)
Other (expense) income	(5.5)	0.6	-
Income (loss) before income tax	17.8	40.4	(5.5)
Income tax	(0.8)	(1.8)	-
Income (loss) before extraordinary items	17.0	38.6	(5.5)
Extraordinary loss	(0.6)	-	-
Net income (loss)	**$ 16.4**	**$ 38.6**	**$ (5.5)**
Per common share - basic:			
Net income (loss) before extraordinary items	$ 0.69	$ 1.64	$ (0.24)
Extraordinary items	(0.02)	-	-
Net income (loss) available to common shareholders	**$ 0.67**	**$ 1.64**	**$ (0.24)**
Per common share - diluted:			
Net income (loss) before extraordinary items	$ 0.68	$ 1.59	$ (0.24)
Extraordinary items	(0.02)	-	-
Net income (loss) available to common shareholders	**$ 0.66**	**$ 1.59**	**$ (0.24)**
Weighted average shares outstanding			
Basic	24.7	23.5	22.5
Diluted	25.0	24.3	22.5

See accompanying notes.

LONE STAR TECHNOLOGIES, INC.
CONSOLIDATED BALANCE SHEETS
($ in millions, except share data)

	December 31, 2001	December 31, 2000
ASSETS		
Current assets:		
Cash and cash equivalents	$ 106.5	$ 26.7
Short-term investments	-	0.1
Accounts receivable, net	70.3	95.1
Current inventories, net	139.4	129.5
Other current assets	8.9	6.1
Total current assets	325.1	257.5
Marketable securities	-	10.4
Property, plant, and equipment, net	187.1	180.6
Goodwill, net	55.1	57.2
Other noncurrent assets	13.5	9.6
Total assets	**$ 580.8**	**$ 515.3**
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities:		
Current installments on long-term debt	$ -	$ 8.0
Accounts payable	42.5	55.1
Accrued liabilities	23.6	28.6
Total current liabilities	**66.1**	**91.7**
Term loan	-	32.0
Revolving credit facility	-	96.2
Senior subordinated debt	150.0	-
Postretirement benefit obligations	35.5	24.5
Other noncurrent liabilities	13.9	15.1
Total liabilities	**265.5**	**259.5**
Commitments and Contingencies (See Note I)	-	-
Shareholders' equity:		
Preferred stock, $1 par value (authorized: 10,000,000 shares, issued: none)	-	-
Common stock, $1 par value (authorized: 80,000,000 shares, issued: 25,201,595 and 23,822,101, respectively)	25.2	23.8
Capital surplus	272.0	221.5
Accumulated other comprehensive loss	(15.9)	(3.6)
Accumulated income	34.0	17.6
Treasury stock at cost (313 and 168,322 common shares, respectively)	-	(3.5)
Total shareholders' equity	**315.3**	**255.8**
Total liabilities and shareholders' equity	**$ 580.8**	**$ 515.3**

See accompanying notes.

LONE STAR TECHNOLOGIES, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
($ in millions)

	For the Years Ended December 31, 2001	2000	1999
Beginning cash and cash equivalents	$ 26.7	$ 22.2	$ 20.9
Cash flows from operating activities:			
Net income (loss)	16.4	38.6	(5.5)
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:			
Depreciation and amortization	23.0	21.4	16.7
Extraordinary loss	0.6	-	-
Non-cash charge for stock compensation	(0.2)	0.7	-
Accounts receivable, net	24.8	(23.5)	(19.8)
Current inventories, net	(9.9)	(29.9)	-
Accounts payable and accrued liabilities	(17.6)	(10.0)	41.8
Other	(5.8)	(5.9)	(5.1)
Net cash provided (used) by operating activities	31.3	(8.6)	28.1
Cash flows from investing activities:			
Capital expenditures	(25.2)	(23.3)	(7.2)
Sale of short-term investments	0.1	1.1	1.9
Sale of marketable securities	10.4	5.0	(6.4)
Proceeds from sale of property	-	0.8	-
Cash paid for acquisitions, net of cash received	-	(80.2)	-
Net cash used in investing activities	(14.7)	(96.6)	(11.7)
Cash flows from financing activities:			
Net proceeds from issuance of senior subordinated debt	145.9	-	-
Debt issuance costs	(1.0)	-	-
Net (payments) borrowings under revolving credit facilities	(96.2)	75.2	(25.0)
Issuance of term note	-	39.0	10.0
Principal payments on term notes	(40.0)	(8.0)	(1.0)
Proceeds from options	4.4	3.5	0.9
Net proceeds from stock offering	50.1	-	-
Net cash provided (used) by financing activities	63.2	109.7	(15.1)
Net increase in cash and cash equivalents	79.8	4.5	1.3
Ending cash and cash equivalents	$ 106.5	$ 26.7	$ 22.2
Supplemental disclosure of noncash transactions:			
Issuance of common stock for acquisition	$ -	$ 20.0	$ -
Supplemental cash flow disclosure:			
Interest paid	$ 13.1	$ 14.8	$ 6.7
Income taxes paid	$ 0.8	$ 1.3	$ -

See accompanying notes.

LONE STAR TECHNOLOGIES, INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
($ in millions)

	Common Stock	Capital Surplus	Accumulated Other Comprehensive Income (Loss)	Accumulated Income (Deficit)	Treasury Stock	Total
Balance, December 31, 1998	$ 23.1	$ 208.6	$ (12.8)	$ (15.5)	$ (14.3)	$ 189.1
Net loss	-	-	-	(5.5)	-	(5.5)
Other comprehensive income:						
Minimum pension liability adjustment	-	-	11.4	-	-	11.4
Comprehensive income						5.9
Employee benefit plan stock issuance	-	(2.0)	-	-	2.9	0.9
Balance, December 31, 1999	23.1	206.6	(1.4)	(21.0)	(11.4)	195.9
Net income	-	-	-	38.6	-	38.6
Other comprehensive loss:						
Minimum pension liability adjustment	-	-	(2.2)	-	-	(2.2)
Comprehensive income						36.4
Stock issuance for acquisition	0.7	19.3	-	-	-	20.0
Employee benefit plan stock issuance	-	(4.4)	-	-	7.9	3.5
Balance, December 31, 2000	23.8	221.5	(3.6)	17.6	(3.5)	255.8
Net income	-	-	-	16.4	-	16.4
Other comprehensive loss:						
Minimum pension liability adjustment	-	-	(12.2)	-	-	(12.2)
Foreign currency translation adjustment	-	-	(0.1)	-	-	(0.1)
Comprehensive income						4.1
Stock offerings	1.1	49.0	-	-	-	50.1
Employee benefit plan stock issuance	0.3	1.5	-	-	3.5	5.3
Balance, December 31, 2001	$ 25.2	$ 272.0	$ (15.9)	$ 34.0	$ -	$ 315.3

See accompanying notes.

Lone Star Technologies, Inc. (Lone Star), a Delaware corporation, is a management and holding company with three principal operating subsidiaries, Lone Star Steel Company (Steel), Fintube Technologies, Inc. (Fintube), acquired January 3, 2000, and Bellville Tube Corporation (Bellville), acquired April 1, 2000. Steel manufactures and globally markets oilfield products to the oil and gas drilling industry, mechanical tubing products to automotive, fluid power, and other markets for various mechanical applications, and flat rolled steel and other tubular products to domestic industrial markets. Fintube manufactures specialty finned tubular products used in a variety of heat recovery applications including combined-cycle electrical power generation. Bellville manufactures oilfield tubular products.

Lone Star's consolidated revenues are not seasonal. However, demand for oilfield products is subject to significant fluctuations due to the volatility of oil and gas prices and domestic drilling activity as well as other factors including competition from imports. Demand for mechanical tubing and finned tubular products are primarily subject to economic conditions.

ACCOUNTING POLICIES - NOTE A

Principles of consolidation. The consolidated financial statements include the accounts of Lone Star and its subsidiaries. Intercompany transactions are eliminated in consolidation.

Cash, investments, and marketable securities. Lone Star's cash and cash equivalents include commercial bank accounts and highly liquid investments in a fund consisting of U. S. government and related agencies obligations with original maturities of less than three months. Short-term investments consist of U. S. government and related agencies debt obligations with maturities at purchase greater than three months and up to one year. Marketable securities consist of U. S. government and related agencies debt obligations with maturities at purchase greater than one year and up to two years. Lone Star's total cash equivalents, short-term investments and marketable securities, the weighted average maturity of which is less than one year, are classified as held-to-maturity because Lone Star has the intent and ability to hold them to maturity. The recorded amount of our cash equivalents approximates market value at December 31, 2001.

Inventories are stated at the lower of cost (principally last-in, first-out "LIFO") or market value and include raw materials, labor, and overhead.

Property, plant, and equipment are stated at cost. Depreciation is provided on either a straight-line method or an accelerated basis over the estimated useful lives (5-10 years) of depreciable assets. Long-lived assets including property, plant, and equipment are periodically evaluated to determine whether events or changes in circumstances have occurred that indicate the remaining asset balances may not be recoverable and an impairment loss should be recorded.

Income taxes. Lone Star files a consolidated federal income tax return. Lone Star utilizes an asset and liability approach for financial accounting and income tax reporting. Deferred tax liabilities or assets are recognized for the estimated future tax effects attributable to temporary differences and carryforwards and are adjusted whenever tax rates or other provisions of income tax statutes change.

Revenue recognition. Product revenues are recognized as sales when revenue is earned and is realized or realizable. This includes satisfying the following criteria: the arrangement with the customer is evident, usually through the receipt of a purchase order; the sales price is fixed or determinable; delivery has occurred, which may include delivery to the customer storage warehouse location at one of the Company's subsidiaries; and collectibility is reasonably assured. Freight and shipping that is billed to customers is included in net sales, and the cost of shipping is included in cost of sales.

Goodwill and other intangibles. The Fintube and Bellville acquisitions have been accounted for under the purchase method of accounting, and accordingly, the purchase price has been allocated to the assets acquired and the liabilities assumed based upon fair values at the date of the acquisition. The excess purchase price over the fair value of the tangible and intangible net assets acquired has been recorded as goodwill. Also, goodwill was recorded when the minority interest in Steel was acquired in 1997. Goodwill and other intangible amortization is provided using the straight-line method over the periods as follows (in millions):

	Fintube		**Bellville**		**Steel**	
	Period	Amounts	Period	Amounts	Period	Amounts
Goodwill	30 years	$44.8	30 years	$6.8	20 years	$3.5
Non-compete agreements	6 years	$0.4	-	-	-	-
License agreements	5 years	$0.1	-	-	-	-
Other	5 years	$0.5	-	-	-	-

Impairment of goodwill and other intangibles is assessed at each balance sheet date based on a review of the acquired operations as to income, growth of income in relation to the expected growth of income when acquired, if the operations are considered for sale, and estimated realizable value. Valuation reserves are provided if the carrying value of acquired goodwill and other intangibles is determined to be permanently impaired. Beginning on January 1, 2002, goodwill will no longer be amortized. Impairment of goodwill will be assessed annually and as events and circumstances warrant. Goodwill and other intangibles are presented net of accumulated amortization of $6.0 million and $3.4 million at December 31, 2001 and 2000, respectively.

Reclassifications. In accordance with EITF 00-10, "Accounting for Shipping and Handling Fees and Costs," Steel changed its accounting policy for freight. The new pronouncement required freight charges billed to customers to be classified in sales and shipping costs incurred to be classified in cost of sales. Steel previously reported such amounts as a reduction of net sales. Accordingly, reclassifications were made for 1999 to increase net sales and costs of sales by $8.6 million, with no effect to reported gross profit. Certain other 2000 and 1999 amounts have been reclassified to conform with the current presentation.

Use of Estimates. Preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities, and the reported amounts of revenues and expenses. We evaluate our estimates primarily based on historical experience and business knowledge. Our estimates are revised as circumstances change. However, actual results could differ from those estimates. Significant estimates have been made to reserve for warranty claims, bad debts and environmental obligations as follows:

Our products are used in applications which are subject to inherent risks including well failures, performance deficiencies, line pipe leaks, personal injury, property damage, environmental contamination or loss of production. We warrant our products to meet certain specifications. Actual or claimed deficiencies from these specifications may give rise to claims. We maintain a reserve for known and unknown warranty claims. The warranty claim exposure is evaluated using historical claim trends and information available on specifically known claims. We also maintain product and excess liability insurance subject to certain deductibles that limit our exposure to these claims. We consider the extent of insurance coverage in its estimate of the reserve. Typically, this reserve is not subject to significant fluctuations from period to period. However, the incurrence of an unusual amount of claims could alter our exposure and the related reserve.

Our customers are concentrated in markets and industries that are subject to volatility. In addition, we sell a substantial amount of products to a few customers. We maintain a reserve for known and unknown bad debts. We evaluate credit risk and the adequacy of our reserve by monitoring the age of our accounts receivable and credit worthiness of our customers. In addition, we monitor the overall status of the industries where our products and services are utilized. Typically, this reserve is not subject to significant fluctuations from period to period.

Our business is subject to numerous environmental regulations. We are actively remediating a few known exposures and conducting post closure monitoring activities. Our environmental department monitors the status of our environmental exposures and compliance with regulations through various means. We maintain an environmental reserve to cover the costs of expected remediation and post closure monitoring. We estimate the range of cost for the remediation and post closure based on historical experience, results of monitoring and the known extent of exposure. We evaluate the range of exposure and record the reserve at the most probable amount within that range. Typically, this reserve is not subject to significant fluctuations from period to period; although given the nature of environmental exposure, significant changes in the reserve are possible.

	Years Ended December 31, ($ in millions) 2001	2000	1999
Oilfield			
Net revenues	$ 401.9	$ 362.0	$ 187.3
Operating income (loss)	35.7	35.2	(5.8)
Identifiable assets	243.0	238.1	158.8
Capital expenditures	12.3	10.0	3.6
Depreciation and amortization	11.8	10.8	9.1
Specialty tubing			
Net revenues	$ 187.7	$ 220.9	$ 126.6
Operating income	8.0	22.0	10.6
Identifiable assets	197.2	216.6	127.4
Capital expenditures	11.8	11.6	3.6
Depreciation and amortization	9.7	9.6	6.6
Flat rolled steel and other			
Net revenues	$ 60.6	$ 62.4	$ 48.1
Operating loss	(5.8)	(1.1)	(4.5)
Identifiable assets	24.5	21.2	20.0
Capital expenditures	0.9	1.7	-
Depreciation and amortization	1.2	1.0	1.0
Corporate and other nonsegments			
Operating loss	$ (4.7)	$ (3.9)	$ (3.0)
Identifiable assets	116.1	39.4	44.0
Capital expenditures	0.2	-	-
Depreciation and amortization	0.3	-	-
Consolidated totals			
Net revenues	$ 650.2	$ 645.3	$ 362.0
Operating income (loss)	33.2	52.2	(2.7)
Total assets	580.8	515.3	351.1
Capital expenditures	25.2	23.3	7.2
Depreciation and amortization	23.0	21.4	16.7

Oilfield products are comprised of casing, tubing, and line pipe that are manufactured and marketed globally to the oil and gas drilling industry. Specialty tubing products consist of (1) precision mechanical tubing and as-welded tubing that are manufactured and marketed globally to automotive, fluid power, and other markets for various mechanical applications and (2) finned tubular products used in a variety of heat recovery applications. Flat rolled steel and other tubular products and services are manufactured and provided to general industrial markets.

Sales of oilfield products are greatly affected by the level of domestic oil and gas drilling, which in turn is primarily dependent on oil and natural gas prices. Because of the volatility of oil and gas prices and drilling activity as well as other factors, such as competition from foreign imports, demand for these steel products can be subject to significant fluctuations.

The specialty precision mechanical tubing, flat rolled, and other tubular product markets are more diversified than oilfield markets, with sales traditionally following general domestic economic conditions. The principal market is domestic, although sales are made into international markets. The majority of sales occur through networks of sales distributors, although some sales are made directly to end-users. Tubular products produced by other manufacturers are also marketed.

Sales of finned tubular products are dependent upon the amount of construction of combined-cycle electric power plants. Construction of the power plants is based upon economic conditions, the price of natural gas, and capital availability. Late in 2001, several power plant construction projects were deferred or cancelled resulting in decreased demand for these products for the near term.

Our participation in the flat rolled steel commodity market provides flexibility in sourcing lower cost steel for our tubular products and to some extent involves our excess capacity for flat rolled steel as related to the manufacture of our oilfield and specialty tubing products and certain cost considerations associated with our total manufacturing operations. Our flat rolled steel commodity market is generally concentrated in the southwestern region of the United States. Flat rolled steel is sold in highly competitive markets, with price, quality, and availability primarily determining customer purchase decisions.

Sales to the largest oilfield products customer were $39.1 million or approximately 6% of net revenues in 2001, $45.7 million or 7% in 2000, and $28.1 million or 8% in 1999. Sales to another significant customer of flat rolled steel and other tubular products were $42.9 million or 7%, $48.3 million or 7%, and $36.4 million or 10% of net revenues for 2001, 2000, and 1999 respectively. Direct foreign revenues as a percent of total oilfield revenues were approximately 3%, 1%, and 6% of the total in 2001, 2000, and 1999, respectively.

We manufacture our oilfield products, precision mechanical tubulars, flat rolled steel and other products at our facilities located in Texas. Raw materials and supplies, principally steel slabs and steel coils used in the manufacture of these products have historically been readily available from various competitive sources. The manufacture of these products uses several common facilities and shares administrative support. Accordingly, the segment information contains certain costs and assets which are allocated and may not reflect each line of business as if it were operated separately. We also have operations in Oklahoma, Mexico, and Canada. Primary operations include the application of fins and studs to tubes, specialty finned tubular products for heat recovery applications, and the fabrication of heat recovery steam generators and economizers. Domestic manufacturing operations are internally supported by a steel coil slitting division and a tube mill. Principal markets are throughout North America, Asia, and South America.

The corporate segment is responsible for financial operations including investing and managing financial assets, financing of product purchases, shareholder relations, and assessing and evaluating strategic alternatives.

Of our total active employees, 44% are represented by five collective bargaining agreements. The majority of union workers are represented by the United Steelworkers of America under a contract signed in June 2001, which expires on May 31, 2005. Two other agreements covering approximately 79 warehouse and plant security workers as of December 31, 2001, expire in July 2003 and September 2003, respectively. The remaining two agreements covered a total of 145 employees in Canada and Mexico as of December 31, 2001.

For the year ended December 31, 2001, Lone Star had net sales of $650.2 million and operating income of $33.2 million. This compares to net sales of $645.3 million and an operating income of $52.2 million for 2000. Oilfield products revenues were 11% higher than in 2000 due to an increase in drilling activity, with the active rig count rising from 1,114 at the end of 2000 to 1,275 at the end of the second quarter of 2001. However, drilling activity decreased steadily through the second half of 2001 and by year-end 887 rigs were active. Demand for oilfield products is likely to remain weak until the expectation of higher oil and gas prices results in an increase in the number of active drilling rigs. The levels of oil and gas prices and related drilling activities are subject to many factors. As a result, the market can be subject to volatile economic swings. Therefore, no assurance can be given regarding the extent of future demand for our oil country tubular goods, or that profitability can be achieved during periods of depressed demand.

Principal sources of funds include cash and cash equivalents held, cash generated by operations and borrowings under our revolving credit facility.

Lone Star believes that reimbursements by Steel, Fintube, and Bellville for most of its operating costs and funds generated by cash and investments will be adequate to fund its cash requirements during 2002.

ADDITIONAL BALANCE SHEET INFORMATION – NOTE C

	($ in millions) 2001	2000
Inventories		
Finished goods	$ 42.2	$ 30.8
Work in process	47.2	51.0
Raw materials	50.4	52.3
Materials, supplies, and other	25.8	25.5
Total inventories before LIFO valuation reserve	165.6	159.6
Reserve to reduce inventories to LIFO value	(21.2)	(24.1)
Total inventories	144.4	135.5
Amount included in other noncurrent assets	(5.0)	(6.0)
Net current inventories	$ 139.4	$ 129.5
Property, plant, and equipment		
Land and land improvements	$ 13.1	$ 13.1
Buildings, structures, and improvements	21.2	19.2
Machinery and equipment	347.9	333.3
Construction in progress	22.2	13.0
Total property, plant, and equipment	404.4	378.6
Less accumulated depreciation and amortization	(217.3)	(198.0)
Property, plant, and equipment, net	$ 187.1	$ 180.6
Other noncurrent assets		
Inventory (supplies and spare parts)	$ 5.0	$ 6.0
Other	8.5	3.6
Total other noncurrent assets	$ 13.5	$ 9.6
Accrued liabilities		
Accrued compensation	$ 8.8	$ 10.4
Property taxes	0.7	3.7
Warranty reserves	3.0	2.0
Environmental reserves	0.5	1.0
Pension obligations	2.1	-
Other	8.5	11.5
Total accrued liabilities	$ 23.6	$ 28.6
Other noncurrent liabilities		
Environmental reserves	$ 9.5	$ 9.8
Other	4.4	5.3
Total other noncurrent liabilities	$ 13.9	$ 15.1

Accounts receivable on the consolidated balance sheet is stated net of allowance for doubtful accounts of $1.8 million at December 31, 2001 and $2.0 million at December 31, 2000. Approximately $144.9 and $141.9 million of total inventories before LIFO valuation reserves were accounted for on the LIFO basis at December 31, 2001 and 2000, respectively. Non-LIFO inventories are stated at the lower of average cost or market. The total inventories before LIFO valuation reserves approximates replacement cost of the inventories.

SHAREHOLDERS' EQUITY – NOTE D

On May 2, 2001, Lone Star sold 1.2 million shares of its common stock under a previously filed universal shelf registration statement. The proceeds to Lone Star was $50.8 million. Proceeds of the sale were used to extinguish debt associated with our credit facilities at Steel and Fintube and for general corporate purposes.

The following table identifies changes in common stock issued and treasury stock from December 31, 1999 to December 31, 2001.

	Issued	Treasury Stock	Outstanding
Balance, December 31, 1999	23,061,864	(462,991)	22,598,873
Issuance for Fintube Acquisition	760,237	-	760,237
Employee benefit plans	-	294,669	294,669
Balance, December 31, 2000	23,822,101	(168,322)	23,653,779
Stock offering	1,150,000	-	1,150,000
Employee benefit plans	229,494	168,009	397,503
Balance, December 31, 2001	25,201,595	(313)	25,201,282

DEBT - NOTE E

In 2000, Steel had a credit facility consisting of a three-year $120.0 million revolving line of credit and a three-year $10.0 million term loan. Under this revolving credit facility, Steel could borrow an amount based on a percentage of eligible accounts receivable and inventories, reduced by outstanding letters of credit.

In October 2001, the Steel credit facility was restated and amended to a three-year $100 million senior secured credit facility for use by us and our domestic subsidiaries. Borrowings from this facility can be used for general corporate purposes. Under this credit facility, we can borrow an amount based on a percentage of eligible accounts receivable and inventories reduced by outstanding letters of credit. The availability under this facility was $99.7 million at December 31, 2001. Substantially all of our assets, other than real estate, secure this loan. At our option, the interest rate is the prime lending rate or the LIBOR plus the applicable additional interest. As a result, we will be subject to interest rate risk if we borrow from the credit facility. At December 31, 2001, no amount was outstanding under this credit facility.

In 2000, our subsidiary, Fintube, had a senior credit facility providing a $20 million revolving line of credit and a $39 million term loan used to pay part of the cash portion of the purchase price in the Fintube acquisition. In August 2001, the Fintube credit facility was paid in full early and terminated, resulting in the write off of $0.6 million in deferred financing costs as an extraordinary item. In addition, we terminated an interest rate swap agreement related to the Fintube credit facility. The settlement of the interest rate swap resulted in a $0.8 million charge included in other expenses.

Steel engages in slab consignment and sales agreements with third parties. Under these agreements, Steel arranges for third parties to purchase slabs from vendors that manufacture the slabs and the third party consigns the slab inventory to Steel. Steel is then required to repurchase the slab inventory based on usage within specified time periods. These inventory financing transactions have been accounted for as product financing arrangements. Inventory financed under these arrangements has been recorded as inventory by Steel. At December 31, 2001, we were not obligated for any slab consignment arrangements.

On May 29, 2001, Lone Star issued $150.0 million 9% senior subordinated notes due September 1, 2011 to qualified institutional buyers. Interest on the outstanding senior subordinated notes will accrue at a rate of 9.0% per year, payable semi-annually in arrears on each June 1 and December 1, commencing December 1, 2001. Lone Star used the proceeds received from the senior notes to pay down the revolving lines of credit, term loans, slab consignment obligations, and for general corporate purposes. The notes are fully and unconditionally guaranteed by each of the current and future domestic restricted subsidiaries of Lone Star. The fair value of the notes based on quoted market prices was $126.0 million at December 31, 2001. The following condensed consolidating financial statements of Lone Star and its subsidiaries are presented for the periods in which nonguarantors of these notes were part of the consolidated financial statements. The information for Lone Star is presented in the "Parent Company" column. The nonguarantors are insignificant to the overall financial statements and are therefore included in the "Subsidiaries" column.

LONE STAR TECHNOLOGIES, INC.
CONDENSED CONSOLIDATING BALANCE SHEET
($ in millions)

	December 31, 2001			
	Parent Company	Subsidiaries	Eliminations	Consolidated
Assets:				
Current Assets				
Cash and cash equivalents	$ 105.6	$ 0.9	$ -	$ 106.5
Accounts receivable, net	4.6	70.3	(4.6)	70.3
Current inventories, net	-	139.4	-	139.4
Other current assets	0.7	8.2	-	8.9
Total current assets	110.9	218.8	(4.6)	325.1
Investment in subsidiaries	189.7	-	(189.7)	-
Property, plant and equipment, net	0.2	186.9	-	187.1
Goodwill, net	3.5	51.6	-	55.1
Other noncurrent assets	166.2	7.4	(160.1)	13.5
Total assets	$ 470.5	$ 464.7	$ (354.4)	$ 580.8
Liabilities:				
Accounts payable	$ 1.2	$ 45.9	$ (4.6)	$ 42.5
Accrued liabilities	1.5	22.1	-	23.6
Total current liabilities	2.7	68.0	(4.6)	66.1
Senior subordinated debt	150.0	-	-	150.0
Post-retirement benefit obligations	-	35.5	-	35.5
Other noncurrent liabilities	2.5	171.5	(160.1)	13.9
Total liabilities	155.2	275.0	(164.7)	265.5
Total shareholders' equity	315.3	189.7	(189.7)	315.3
Total liabilities & equity	$ 470.5	$ 464.7	$ (354.4)	$ 580.8

LONE STAR TECHNOLOGIES, INC.
CONDENSED CONSOLIDATING INCOME STATEMENT
($ in millions)

	For the Twelve Months Ended December 31, 2001			
	Parent Company	Subsidiaries	Eliminations	Consolidated
Net Revenues	$ -	$ 663.2	$ (13.0)	$ 650.2
Cost of Goods Sold	-	(593.9)	13.0	(580.9)
Gross profit	-	69.3	-	69.3
Selling, General and Administrative expenses	0.4	(36.5)	-	(36.1)
Equity in subsidiaries' income	19.7	-	(19.7)	-
Operating income	20.1	32.8	(19.7)	33.2
Interest expense, net	1.2	(11.1)	-	(9.9)
Other expense, net	(4.9)	(0.6)	-	(5.5)
Income tax	-	(0.8)	-	(0.8)
Income before extraordinary items	16.4	20.3	(19.7)	17.0
Extraordinary items	-	(0.6)	-	(0.6)
Net income	$ 16.4	$ 19.7	$ (19.7)	$ 16.4

LONE STAR TECHNOLOGIES, INC.
CONDENSED CONSOLIDATING CASH FLOW STATEMENT
($ in millions)

	For the Twelve Months Ended December 31, 2001			
	Parent Company	Subsidiaries	Eliminations	Consolidated
Cash from Operating Activities:				
Net income	$ 16.4	$ 19.7	$ (19.7)	$ 16.4
Undistributed equity in subsidiaries' income	(19.7)	-	19.7	-
Other	(3.0)	17.9	-	14.9
Net cash provided by operating activities	(6.3)	37.6	-	31.3
Net cash flows from investing activities	10.3	(25.0)	-	(14.7)
Net cash flows from financing activities	76.3	(13.1)	-	63.2
Net change in cash	80.3	(0.5)	-	79.8
Net cash beginning balance	25.3	1.4	-	26.7
Net cash ending balance	$ 105.6	$ 0.9	$ -	$ 106.5

LONE STAR TECHNOLOGIES, INC.
CONDENSED CONSOLIDATING BALANCE SHEET
($ in millions)

	December 31, 2000			
	Parent Company	Subsidiaries	Eliminations	Consolidated
Assets:				
Current Assets				
Cash and cash equivalents	$ 25.3	$ 1.4	$ -	$ 26.7
Short-term investments	0.1	-	-	0.1
Accounts receivable, net	0.6	95.5	(1.0)	95.1
Current inventories, net	-	129.5	-	129.5
Other current assets	0.7	5.4	-	6.1
Total current assets	26.7	231.8	(1.0)	257.5
Marketable securities	10.4	-	-	10.4
Investment in subsidiary	219.1	-	(219.1)	-
Property, plant and equipment, net	-	180.6	-	180.6
Goodwill, net	3.7	53.5	-	57.2
Other noncurrent assets	0.1	9.5	-	9.6
Total assets	$ 260.0	$ 475.4	$ (220.1)	$ 515.3
Liabilities:				
Current installments on loan	$ -	$ 8.0	$ -	$ 8.0
Accounts payable	-	56.1	(1.0)	55.1
Accrued liabilities	1.1	27.5	-	28.6
Total current liabilities	1.1	91.6	(1.0)	91.7
Term loan	-	32.0	-	32.0
Revolving credit facility	-	96.2	-	96.2
Post-retirement benefit obligations	-	24.5	-	24.5
Other noncurrent liabilities	3.1	12.0	-	15.1
Total liabilities	4.2	256.3	(1.0)	259.5
Total shareholders' equity	255.8	219.1	(219.1)	255.8
Total liabilities & equity	$ 260.0	$ 475.4	$ (220.1)	$ 515.3

LONE STAR TECHNOLOGIES, INC.
CONDENSED CONSOLIDATING INCOME STATEMENT
($ in millions)

	For the Twelve Months Ended December 31, 2000			
	Parent Company	Subsidiaries	Eliminations	Consolidated
Net Revenues	$ -	$ 655.0	$ (9.7)	$ 645.3
Cost of Goods Sold	-	(569.1)	9.7	(559.4)
Gross profit	-	85.9	-	85.9
Selling, General and Administrative expenses	0.8	(34.5)	-	(33.7)
Equity in subsidiaries' income	35.5	-	(35.5)	-
Operating income	36.3	51.4	(35.5)	52.2
Interest expense, net	1.9	(14.4)	0.1	(12.4)
Other income, net	0.4	0.3	(0.1)	0.6
Income tax	-	(1.8)	-	(1.8)
Net income	$ 38.6	$ 35.5	$ (35.5)	$ 38.6

LONE STAR TECHNOLOGIES, INC.
CONDENSED CONSOLIDATING CASH FLOW STATEMENT
($ in millions)

	For the Twelve Months Ended December 31, 2000			
	Parent Company	Subsidiaries	Eliminations	Consolidated
Cash from Operating Activities:				
Net income	$ 38.6	$ 35.5	$ (35.5)	$ 38.6
Undistributed equity in subsidiaries' income	(35.5)	-	35.5	-
Other	1.2	(48.4)	-	(47.2)
Net cash provided by operating activities	4.3	(12.9)	-	(8.6)
Net cash flows from investing activities	(27.8)	(68.8)	-	(96.6)
Net cash flows from financing activities	30.7	79.0	-	109.7
Net change in cash	7.2	(2.7)	-	4.5
Net cash beginning balance	18.1	4.1	-	22.2
Net cash ending balance	$ 25.3	$ 1.4	$ -	$ 26.7

NET EARNINGS PER SHARE - NOTE F

Basic earnings per share is computed by dividing net income by the weighted average number of shares of common stock. The numbers of shares used to compute basic earnings per share in 2001, 2000, and 1999 were 24.7 million, 23.5 million, and 22.5 million, respectively. Diluted earnings per share is computed by dividing net income by the weighted average number of shares of common stock and other dilutive securities. Dilutive securities (stock options) equivalent to 0.3 million shares of common stock were outstanding at December 31, 2001. Lone Star had a net loss in 1999 and the effect of including dilutive securities in earnings per share would have been anti-dilutive. The numbers of shares used to compute diluted earnings per share in 2001, 2000, and 1999, were 25.0 million, 24.3 million, and 22.5 million, respectively.

INCOME TAXES - NOTE G

Income tax expense was $0.8 million, $1.8 million, and $0.0 in 2001, 2000 and 1999, respectively, including federal alternative minimum tax and state and foreign income taxes. There was no deferred income tax expense or benefit for 2001, 2000 or 1999. A reconciliation of the U.S. Federal statutory rate to actual income tax expense is as follows:

	($ in millions)		
	2001	2000	1999
Income (loss) from continuing operations before income tax	$ 17.8	$ 40.4	$ (5.5)
Statutory federal income tax rate	35%	35%	35%
Income tax (benefit) expense at statutory rate	6.2	14.1	(1.9)
Net operating loss, benefit not recognized (recognized)	(5.7)	(13.3)	1.9
Federal alternative minimum tax	0.5	0.8	-
State and foreign income taxes	0.3	1.0	-
Total income tax expense	$ 0.8	$ 1.8	$ -

The following table discloses the components of the deferred tax amounts at December 31, 2001 and 2000:

	($ in millions)	
	2001	2000
Deferred tax assets - temporary differences		
Postretirement benefit accruals	$ 13.0	$ 8.3
Environmental reserves	3.5	3.7
Other expense accruals and reserves	5.0	6.6
Inventories	5.7	5.2
Other	0.9	0.5
Total deferred tax assets - temporary differences	28.1	24.3
Net operating loss carryforwards	80.9	85.6
Alternative minimum tax credit carryforward	2.0	1.8
Total deferred tax assets	111.0	111.7
Deferred tax liability - temporary difference for basis in and depreciation of property, plant, and equipment	$(41.6)	$(37.2)
Net deferred tax assets	69.4	74.5
Less valuation allowance	(69.4)	(74.5)
Net deferred tax amount	$ -	$ -

At December 31, 2001, Lone Star had federal tax net operating loss carryforwards (NOL's) of approximately $231.0 million, a portion of which may be related to American Federal Bank, a former subsidiary of Lone Star and subject to an agreement with the Federal Deposit Insurance Corporation (FDIC) whereby Lone Star may be required to pay the FDIC for certain tax benefits. The NOL's are available for utilization by Lone Star, Steel, Fintube, Bellville and the other subsidiaries. If not utilized, the NOL's will expire between years 2003 and 2019, and their future availability may be limited if Lone Star or a member of the consolidated group experiences an ownership change of more than 50 percentage points, as defined by IRS regulations. Lone Star's common stock is publicly traded, and management cannot assure that future trading will not result in an ownership change, as defined by IRS regulations, which would limit availability of the NOL's. Due to the uncertainty regarding possible utilization of NOL's and the sensitivity of earnings to the level of domestic drilling activity, valuation allowances were recorded to fully reserve the computed net deferred tax assets.

EMPLOYEE BENEFIT PLANS - NOTE H

Defined contribution plans. Defined contribution plans are available to substantially all full-time employees under which participants can make voluntary pretax contributions. For nonbargaining unit employees, matching contributions are provided within specified limits. Steel makes contributions at rates specified under collective bargaining agreements for its bargaining unit employees. Contributions totaled $3.0 million, $2.7 million, and $1.2 million for the years ended December 31, 2001, 2000, and 1999, respectively.

Nonqualified deferred compensation plan. Beginning in 2000, Lone Star offered a nonqualified compensation plan to certain management personnel and highly compensated employees of Lone Star and its participating affiliates that provides eligible employees the opportunity to defer a specified percentage of their cash compensation. Participants may elect to defer up to 25% of total compensation and Lone Star will match 50% of the amount deferred by each employee with the matching not to exceed $25,000. The total liability included in other noncurrent liabilities was $1.1 million and $0.4 million at December 31, 2001 and 2000, respectively.

Employee stock purchase plan. During 2000, Lone Star adopted an employee stock purchase plan for all eligible employees. Eligible employees include all regular full-time employees of Lone Star and its subsidiaries who have been employed for at least 12 months. Eligible employees may defer up to 5% of their compensation for each quarter for the purchase of Lone Star common stock. Shares are purchased at the end of each quarter at a price equal to the lower of: (a) 90% of the market price of Lone Star's common stock on the first day of the quarter, or (b) 90% of the market price of Lone Star's common stock on the last day of the quarter. The maximum number of Lone Star shares that may be purchased for all participants under the plan is 200,000 shares, of which 191,020 shares were available to be issued at December 31, 2001.

Long-term incentive plan. Lone Star has a long-term incentive plan which provides for the issuance of up to 2,700,000 shares of common stock to key employees and outside directors through the granting of incentive and nonqualified stock options, stock appreciation rights, restricted stock grants, and performance unit grants. The option price is the average of the high and low market price on the date of the grant. Options are generally exercisable for ten years with one-fourth of the shares becoming exercisable on the one-year anniversary of the grant date and an additional one-fourth becoming exercisable on the same anniversary date over the next three years. If the optionee's employment is terminated under certain circumstances after a change of control of Lone Star occurs before an option's fourth anniversary, the option may be exercised in full earlier. Also, accelerated vesting of options can occur upon death or retirement from employment of an option holder. Following is a summary of stock option activity during 2001, 2000, and 1999:

	Shares Under Option	Price Range ($)	Weighted Average Exercise Price ($)
Outstanding, December 31, 1998	1,061,875	$ 2.59 - $ 31.28	$ 16.46
Granted in 1999	424,375	13.00 - 16.75	13.57
Exercised in 1999	(103,125)	3.06 - 19.75	8.80
Cancelled in 1999	(75,000)	19.06 - 19.06	19.06
Outstanding, December 31, 1999	1,308,125	2.59 - 31.28	15.98
Granted in 2000	650,000	27.19 - 50.06	33.79
Exercised in 2000	(282,400)	2.59 - 31.28	12.49
Cancelled in 2000	(22,000)	27.19 - 27.19	27.19
Outstanding, December 31, 2000	1,653,725	3.06 - 50.06	23.43
Granted in 2001	484,375	37.29 - 45.36	38.27
Exercised in 2001	(265,375)	6.00 - 34.06	16.46
Cancelled in 2001	(12,250)	27.19 - 39.27	34.22
Outstanding, December 31, 2001	1,860,475	6.88 - 61.67	28.66

The weighted average fair value per option granted in 2001, 2000, and 1999 was $20.78, $17.45, and $6.68, respectively. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions for grants in 2001, 2000, and 1999, respectively: risk-free interest rates of 4.77%, 6.69%, and 5.37%; volatility of 54.10%, 49.37% and 48.53%; and expected lives of five years for all option grants without payment of dividends. Lone Star accounts for this plan pursuant to APB Opinion No. 25, under which compensation cost has not been recognized with the exception of the performance options granted to certain Fintube employees described below. Because the SFAS No. 123 method of accounting has not been applied to options granted prior to January 1, 1995, the pro forma compensation cost may not be representative of that expected in future years. Had compensation cost for this plan been determined consistent with SFAS No. 123, net income and earnings per share would have been reduced to the following pro forma amounts:

	2001	2000	1999
Net income (loss) - as reported ($ in millions)	$ 16.4	$ 38.6	$ (5.5)
- pro forma ($ in millions)	$ 10.1	$ 33.6	$ (8.1)
Basic net earnings (loss) per share - as reported	$ 0.67	$ 1.64	$(0.24)
- pro forma	$ 0.41	$ 1.43	$(0.36)
Diluted net earnings (loss) per share - as reported	$ 0.66	$ 1.59	$(0.24)
- pro forma	$ 0.40	$ 1.39	$(0.36)

On the acquisition date, Lone Star granted certain employees of Fintube options which vest only upon the achievement of certain operating performance criteria in 2000 and 2001. Fintube had recorded approximately $0.5 million in compensation expense related to the performance options granted to the employees of Fintube in 2000. Compensation expense for these options is re-measured each reporting date based on the market price of Lone Star's stock and continuing achievement of performance criteria.

At December 31, 2001, 1,031,775 shares were available for grant and 722,663 shares were exercisable. The following table reflects the weighted average exercise price and weighted average contractual life of various exercise price ranges of the 1,860,475 options outstanding as of December 31, 2001:

	2001 Options Outstanding			*Options Exercisable*	
Exercise Price Range	Shares	Weighted Average Exercise Price	Weighted Average Contractual Life (Yrs.)	Shares	Weighted Average Exercise Price
$ 6.88 - $ 10.32	83,600	$ 8.15	2.9	83,600	$ 8.15
11.06 - 16.59	356,875	13.30	7.0	168,125	13.38
16.75 - 25.13	221,875	19.97	5.6	210,938	19.96
27.19 - 40.79	1,058,750	34.79	8.3	222,500	31.50
41.11 - 61.67	139,375	47.58	8.9	37,500	50.06
$ 6.88 - $ 61.67	1,860,475	$ 28.66	7.5	722,663	$ 22.18

Lone Star also issued 125,500 shares and 11,250 shares of restricted stock grants to certain employees, with a value of $5.5 million and $0.4 million during 2001 and 2000, respectively. We recognized compensation expense related to these awards of $0.7 million and $0.1 million in 2001 and 2000, respectively. Restricted stock grants were not made in 1999.

Defined Benefit Pension and Health Care Plans. Steel has three defined benefit pension plans covering a substantial portion of its bargaining unit employees. Retirement benefits are based on years of service at progressively increasing flat-rate amounts. A special initial lump-sum pension payment equal to 13 weeks of vacation pay is also paid following retirement. Steel funds the minimum required contributions each year as required by applicable regulations.

During 1996, the largest of the three pension plans was amended so that new employees do not participate in the defined benefit plan. During 1998, the other two plans were similarly amended. New employees are eligible to participate in one of the defined contribution retirement plans, as are substantially all other employees.

Steel also sponsors an unfunded defined benefit postretirement health care plan for eligible bargaining unit employees and a limited number of other retirees eligible under special early retirement programs. These health care plan benefits are limited to eligible retirees and their spouses until age 65, at which time coverage terminates. Certain other postretirement benefits, primarily life insurance are also provided. The anticipated costs of these postretirement benefits are accrued over the employees' years of service.

The measurement dates for determining the assets and obligations of these plans were November 30, 2001, 2000, and 1999. The following table sets forth the changes in the plans' benefit obligations, assets and funded status amounts recognized in the consolidated balance sheets at December 31, 2001, 2000, and 1999 (in millions):

	Pension Benefits			Other Benefits		
Change in Benefit Obligation	**2001**	**2000**	**1999**	**2001**	**2000**	**1999**
Benefit obligation at beginning of year	$ 75.2	$ 76.8	$ 84.0	$ 11.5	$ 12.6	$ 13.9
Service cost	0.9	0.9	1.0	0.5	0.5	0.6
Interest cost	5.4	5.4	5.3	0.8	0.9	0.9
Actuarial loss (gain)	5.4	(1.6)	(7.0)	1.1	(1.8)	(2.1)
Benefits paid	(6.3)	(6.3)	(6.5)	(0.6)	(0.7)	(0.7)
Benefit obligation at end of year	$ 80.6	$ 75.2	$ 76.8	$ 13.3	$ 11.5	$ 12.6
Change in Plan Assets						
Fair value of plan assets at beginning of year	$ 64.5	$ 58.6	$ 54.3	$ -	$ -	$ -
Actual return on plan assets	(1.3)	1.4	8.7	-	-	-
Employer contributions	0.2	10.8	2.1	0.6	0.7	0.7
Benefits paid	(6.3)	(6.3)	(6.5)	(0.6)	(0.7)	(0.7)
Fair value of plan assets at end of year	$ 57.1	$ 64.5	$ 58.6	$ -	$ -	$ -
Reconciliation of Funded Status						
Unfunded status - obligation in excess of assets	$ 23.5	$ 10.7	$ 18.2	$ 13.3	$ 11.5	$ 12.6
Unrecognized actuarial gain (loss)	(16.5)	(4.3)	(2.1)	2.3	3.5	1.8
Unrecognized net obligation at January 1, 1986	-	-	(1.0)	-	-	-
Unrecognized prior service cost	(1.3)	(1.5)	(1.6)	-	-	-
Net amount recognized	$ 5.7	$ 4.9	$ 13.5	$ 15.6	$ 15.0	$ 14.4

Amounts Recognized in Consolidated Balance Sheets	Pension Benefits 2001	2000	1999	Other Benefits 2001	2000	1999
Postretirement benefit obligations - current	$ 2.1	$ -	$ 4.9	$ 0.9	$ 0.8	$ 0.9
Postretirement benefit obligations - noncurrent	20.8	10.2	12.6	14.7	14.2	13.5
Other noncurrent assets - prepaid benefit cost	0.0	(0.7)	-	-	-	-
Other noncurrent assets - intangible asset	(1.3)	(1.0)	(2.6)	-	-	-
Accumulated other comprehensive loss	(15.9)	(3.6)	(1.4)	-	-	-
Net amount recognized	$ 5.7	$ 4.9	$ 13.5	$ 15.6	$ 15.0	$ 14.4

In determining the benefit obligation, weighted average discount rates of 6.75%, 7.5% and 7.5% were used for 2001, 2000, and 1999, respectively. Other assumptions utilized for all three years included a 9.0% expected long-term rate of return on plan assets and a 4.0% annual increase in the compensation rate.

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. The annual rate of increase in the per capita costs of covered health care benefits is assumed to decrease gradually from 10.0% to an ultimate trend rate of 6.0% by the year 2007. Increasing the assumed medical cost trend rates by 1.0% in each year would have resulted in a $1.2 million increase in the benefit obligation as of December 31, 2001, and a $0.2 million increase in the aggregate of the service cost and interest cost components of net periodic benefit expense for 2001. A 1.0% decrease in the assumed trend rates would have resulted in a $1.0 million decrease in the benefit obligation and a $0.1 million decrease in expense.

The pension plans' assets consist primarily of short-term money market investments, government and corporate obligations, real estate, and public market equity securities.

Net periodic benefit expense for 2001, 2000, and 1999, included the following components:

	($ in millions) Pension Benefits *2001*	*2000*	*1999*	Other Benefits *2001*	*2000*	*1999*
Service cost	$ 0.9	$ 0.9	$ 1.0	$ 0.5	$ 0.5	$ 0.6
Interest cost	5.4	5.4	5.3	0.8	0.9	0.9
Expected return on plan asset	(5.5)	(5.3)	(4.6)	-	-	-
Amortization of net obligation at January 1, 1986	-	1.0	1.0	-	-	-
Amortization of prior service cost	0.2	0.2	0.2	-	-	-
Recognized net actuarial loss	-	-	0.5	(0.1)	-	-
Net periodic benefit expense	$ 1.0	$ 2.2	$ 3.4	$ 1.2	$ 1.4	$ 1.5

Profit sharing plans. Lone Star and its subsidiaries have profit sharing plans for substantially all employees which provide for payment of a specified percentage of quarterly operating earnings. Total payments to employees were $3.2 million, $3.6 million, and $0.7 million for 2001, 2000, and 1999, respectively.

COMMITMENTS AND CONTINGENCIES - NOTE I

Lone Star incurs various commitments for the purchase of raw materials, certain tubular goods, supplies, services, and energy arising in the ordinary course of business. The majority of these commitments are for a period of less than one year.

Equipment is leased under various operating leases. Rental expense totaled $5.0 million, $3.8 million, and $3.6 million in 2001, 2000, and 1999, respectively. Future minimum lease payments under noncancelable operating leases are as follows: 2002, $2.1 million; 2003, $1.2 million; 2004, $1.1 million; 2005, $0.7 million; 2006, $0.6 million; and thereafter, $0.3 million.

Lone Star's operations are subject to numerous environmental laws. The three major areas of regulation are air quality, water quality, and solid and hazardous waste management. The primary governmental oversight agencies include the Texas Natural Resource Conservation Commission and the Environmental Protection Agency. Agreements are in place with these agencies to conduct numerous environmental studies and to develop plans to ensure continuous compliance with applicable laws and regulations. Various environmental studies, monitoring programs, and capital projects are ongoing. Estimated expenditures for certain remediation programs are included in accrued liabilities and other noncurrent liabilities as shown in Note C and are computed on a non-discounted basis. Included in other noncurrent liabilities are environmental reserves of $9.5 million and $9.8 million at December 31, 2001 and 2000 respectively. Current reserves of $0.5 million and $1.0 million are included in accrued liabilities at December 31, 2001 and 2000, respectively. Lone Star believes that its environmental expenditures will continue to fall within its contemplated operating and capital plans.

On August 16, 2001, Lone Star entered into an agreement to purchase the assets of North Star Steel Company's Tubular Steel Division. Consummation of the acquisition was subject to completion of financing arrangements. Due to lack of common stock financing which, along with certain debt financing, was required by the acquisition agreement to close the acquisition, Lone Star notified Cargill, Incorporated, the parent company of North Star Steel Company, on December 14, 2001, that it was not able to complete the acquisition. Later that day, Cargill, Incorporated notified Lone Star that it was filing a lawsuit against Lone Star seeking unspecified damages and alleging that Lone Star had breached the agreement. Lone Star is confident that it has fully performed all of its obligations under the agreement, and it will contest the lawsuit vigorously.

During the last three years, Steel has been named as one of a number of defendants in twenty lawsuits alleging that certain individuals were exposed to asbestos on the defendants' premises. To date several of these lawsuits have been settled for less than $10,000 in the aggregate. Of the twenty lawsuits three have been settled or are pending settlement and four have been dismissed or are pending dismissal. We did not manufacture or distribute any products containing asbestos. Some or all of these claims may not be covered by our insurance. Steel has accrued for its estimated exposure to known claims, but does not know the extent to which future claims may be filed. Therefore, Steel cannot estimate its exposure, if any, to unasserted claims.

Lone Star and its subsidiaries are parties to a number of other lawsuits and controversies which are not discussed herein. Management of Lone Star and its operating companies, based upon their analysis of known facts and circumstances and reports from legal counsel, does not believe that any such matter will have a material adverse effect on the results of operations or financial condition of Lone Star and its subsidiaries, taken as a whole.

ACQUISITIONS – NOTE J

On January 3, 2000, Lone Star through Fintube, a wholly owned subsidiary of Lone Star, purchased substantially all of the assets of Fintube Limited Partnership ("FLP") for a base purchase price of $82 million plus a $2.5 million adjustment for working capital and approximately $1.2 million in acquisition related expenses (the "Fintube Acquisition"). The Fintube Acquisition was effective as of January 1, 2000. The working capital adjustment was estimated at the closing and was reduced on an actual, post-closing basis by $0.7 million in July 2000. The consideration for the Fintube Acquisition was determined following a competitive bidding process in arm's-length negotiations between Lone Star and FLP. The acquired business involves the design and production of finned tubes and other products used in a variety of heat recovery applications. Lone Star is operating and using the assets acquired in the Fintube Acquisition in substantially the same manner as they were used by FLP prior to the Fintube Acquisition. Lone Star and Fintube utilized three different sources of financing to pay the purchase price. Lone Star used $20 million of cash that it received from Steel in connection with Steel's repayment of a $20 million subordinated loan from Lone Star. Steel borrowed the $20 million that it repaid to Lone Star under Steel's revolving line of credit. Additionally, Lone Star issued approximately $20 million of Lone Star common stock directly to the limited partners or other beneficial owners of FLP. Finally, Fintube entered into a new credit agreement which provided (i) approximately $7 million under a revolving credit facility and (ii) $39 million under a term loan facility.

The Fintube Acquisition has been accounted for under the purchase method of accounting, and accordingly, the purchase price has been allocated to the assets acquired and the liabilities assumed based upon fair value at the date of the acquisition. The excess purchase price over the fair values of the tangible and intangible net assets acquired was approximately $49.5 million, and was recorded as goodwill and other intangibles amortized on a straight-line basis over periods ranging from 5 to 30 years. Beginning January 1, 2002, goodwill will no longer be amortized. Impairment of goodwill will be assessed annually and as events and circumstances warrant.

On April 1, 2000, Lone Star through Bellville Acquisition, Inc., a wholly owned subsidiary of Lone Star, purchased substantially all of the assets of Bellville for a base purchase price of $14.8 million less a $0.2 million adjustment for working capital (the "Bellville Acquisition"). The working capital adjustment was estimated at the closing and was further adjusted by an additional $0.1 million on an actual, post-closing basis in July 2000. The consideration for the Bellville Acquisition was determined through arm's-length negotiations between Lone Star and Bellville. Lone Star financed the Bellville Acquisition through cash held by Lone Star and $5.0 million of borrowings. In connection with these borrowings, Steel borrowed $5.0 million under its present credit facility to repay the remaining $5.0 million of its subordinated loan to Lone Star. Lone Star guaranteed an additional $5.0 million of Steel's credit facility and pledged the stock of Bellville as collateral for such guaranty. The cash paid for the Bellville Acquisition was wired to Bellville on March 31, 2000; however, the purchase was not effective until April 1, 2000.

The Bellville Acquisition by Lone Star has been accounted for under the purchase method of accounting, and accordingly, the purchase price has been allocated to the assets acquired and the liabilities assumed based upon fair value at the date of the Bellville Acquisition. The excess purchase price over the fair values of the tangible and intangible net assets acquired was approximately $7.2 million, has been recorded as goodwill amortized on a straight-line basis over 30 years. Beginning January 1, 2002, goodwill will no longer be amortized. Impairment of goodwill will be assessed annually and as events and circumstances warrant.

The unaudited pro forma results below assume the acquisitions occurred at the beginning of the periods presented ($ in millions, except per share amounts):

	December 31,	
	2000	1999
Net sales	$ 645.5	$ 444.3
Net income	39.1	4.6
Basic income per share	1.66	0.20
Diluted income per share	$ 1.61	$ 0.20

The above pro forma results include adjustments to give effect to amortization of goodwill, interest expense and other purchase price adjustments. The pro forma results are not necessarily indicative of the operating results that would have occurred had the acquisitions been consummated as of the beginning of the periods presented, nor are they necessarily indicative of future operating results.

NEW ACCOUNTING PRONOUNCEMENTS – NOTE K

Effective January 1, 2001, we adopted Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 requires that all derivative financial instruments that qualify for hedge accounting be recognized in the financial statements and measured at fair value, regardless of purpose or intent of holding them. On January 1, 2001, a transition obligation of $0.5 million was recorded related to the interest rate swap agreement. Additionally, a loss to other comprehensive income in the equity section of the balance sheet of $0.5 million was recorded. Subsequent changes in fair value were recorded through other comprehensive income. In August 2001, the Fintube credit facility was paid in full and the related interest rate swap was terminated. The settlement of the interest rate swap resulted in a $0.8 million charge to income in the third quarter.

In July 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 requires, among other things, all business combinations initiated after June 30, 2001, be accounted for using the purchase method of accounting. SFAS No. 142 primarily addresses the accounting for goodwill and intangible assets subsequent to their acquisition. Under SFAS No. 142, goodwill will no longer be amortized over its estimated useful life, but instead will be tested for impairment at least annually. SFAS No. 142 will be effective for fiscal years beginning after December 15, 2001 and must be adopted at the beginning of a fiscal year. During 2001, we amortized goodwill associated with the Fintube and Bellville acquisitions, as detailed in Note A, of approximately $0.5 million per quarter. We are currently performing the required goodwill impairment analyses and expect to have these completed by April 2002. We do not expect an impairment of goodwill, but we cannot conclude until the analyses are complete.

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It applies to all entities and legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or the normal operation of a long-lived asset. SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and are subsequently allocated to expense over the asset's useful life. This Statement is effective for financial statements issued for fiscal years beginning after June 15, 2002. We have not yet determined the impact that SFAS No. 143 will have on our financial position or results of operations.

In August, 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 addresses financial accounting and reporting for the impairment of long-lived assets and for long-lived assets to be disposed of. This statement supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," however, this statement retains the fundamental provisions of SFAS No. 121 for (a) recognition and measurement of the impairment of long-lived assets to be held and used and (b) measurement of long-lived assets to be disposed of by sale. This Statement also supersedes the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations — Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions" for segments of a business to be disposed. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001. We do not believe that the adoption of SFAS No. 144 will have a material effect on our financial position or results of operations.

QUARTERLY FINANCIAL SUMMARY (UNAUDITED) - NOTE L

($ in millions, except per share data; quarterly amounts unaudited):

	Quarter				
2001	First	Second	Third	Fourth	Total Year
Net revenues	$ 179.4	$ 184.4	$ 168.9	$ 117.5	$ 650.2
Gross profit	24.5	27.7	16.3	0.8	69.3
Net income (loss)	$ 13.4	$ 16.3	$ 3.2	$ (16.5)	$ 16.4
Per common share - basic					
Net income (loss) available to common shareholders	$ 0.56	$ 0.66	$ 0.13	$ (0.65)	$ 0.67
Per common share - diluted					
Net income (loss) available to common shareholders	$ 0.55	$ 0.65	$ 0.13	$ (0.65)	$ 0.66
2000					
Net revenues	$ 156.6	$ 156.2	$ 170.2	$ 162.3	$ 645.3
Gross profit	17.9	22.0	22.6	23.4	85.9
Net income	$ 7.1	$ 8.8	$ 10.4	$ 12.3	$ 38.6
Per common share - basic					
Net income available to common shareholders	$ 0.30	$ 0.37	$ 0.44	$ 0.52	$ 1.64
Per common share - diluted					
Net income available to common shareholders	$ 0.29	$ 0.36	$ 0.43	$ 0.51	$ 1.59

LONE STAR TECHNOLOGIES, INC. AND SUBSIDIARIES
Schedule I - Condensed Financial Information of Registrant
(Parent Company Only)

($ in millions, except share data)

Condensed Statements of Income	2001	2000	1999
	Years ended December 31,		
General and administrative expenses	$ (4.7)	$ (3.9)	$ (3.0)
Steel cost sharing	4.0	4.0	3.0
Fintube management fee	1.0	0.5	-
Bellville management fee	0.1	0.1	-
Equity in Steel's income (loss)	12.2	21.8	(9.4)
Equity in Fintube's income	4.4	11.1	-
Equity in Bellville's income	3.1	2.6	-
Interest income, net	1.1	1.9	1.7
Other income (expense)	(4.8)	0.4	-
Other intercompany income from Steel	-	0.1	2.2
Net income (loss)	$ 16.4	$ 38.6	$ (5.5)
Cash dividends received from Bellville	$ 3.9	$ 2.2	$ -

Condensed Balance Sheets	2001	2000
	As of December 31,	
Current assets:		
Cash and cash equivalents	$ 105.6	$ 25.3
Short-term investments	-	0.1
Due from subsidiaries	4.6	0.6
Other current assets	0.7	0.7
Total current assets	110.9	26.7
Investment in Steel	120.5	153.6
Investment in Fintube	55.1	50.6
Investment in Bellville	14.1	14.9
Marketable securities	-	10.4
Advances to subsidiaries	160.1	-
Other noncurrent assets	9.8	3.8
Total assets	$ 470.5	$ 260.0
Current liabilities:	$ 2.7	$ 1.1
Senior subordinated debt	150.0	
Other noncurrent liabilities	2.5	3.1
Total liabilities	$ 155.2	$ 4.2
Shareholders' equity:		
Preferred stock, $1 par value (authorized: 10,000,000 shares, issued: none)	$ -	$ -
Common stock, $1 par value (authorized: 80,000,000 shares, issued: 25,201,595 and 23,822,101, respectively)	25.2	23.8
Capital surplus	272.0	221.5
Accumulated comprehensive loss	(15.9)	(3.6)
Accumulated income	34.0	17.6
Treasury stock (313 and 168,322 common shares, respectively, at cost)	-	(3.5)
Total shareholders' equity	315.3	255.8
Total liabilities and shareholders' equity	$ 470.5	$ 260.0

Condensed Statements of Cash Flows	2001	2000	1999
	Years ended December 31,		
Net income (loss)	$ 16.4	$ 38.6	$ (5.5)
Undistributed equity in Steel's (income) loss	(12.2)	(21.8)	9.4
Undistributed equity in Fintube's income	(4.4)	(11.1)	-
Undistributed equity in Bellville's income	(3.1)	(2.6)	-
Other	(3.0)	1.2	(2.4)
Net cash provided (used) by operating activities	(6.3)	4.3	1.5
Net cash provided (used) by investing activities	10.3	(27.8)	(4.5)
Net cash provided by financing activities	76.3	30.7	0.9
Net increase (decrease) in cash and cash equivalents	80.3	7.2	(2.1)
Beginning cash and cash equivalents	25.3	18.1	20.2
Ending cash and cash equivalents	$ 105.6	$ 25.3	$ 18.1
Supplemental disclosure of noncash transaction:			
Issuance of common stock for acquisition of Fintube	$ -	$ 20.0	$ -

LONE STAR TECHNOLOGIES, INC.
Schedule II - Valuation and Qualifying Accounts
December 31, 1999, 2000, and 2001
($ in millions)

Description	Balance at beginning of period	Charged to costs and expenses	Charged to other accounts	Deductions[b]	Balance at end of period
Year ended December 31, 1999					
Allowance for doubtful accounts	$1.4	$ -	$ -	$ (0.1)	$ 1.3
Reserves for special charges[a]	5.3	-	-	(5.3)	-
Year ended December 31, 2000					
Allowance for doubtful accounts	1.3	0.6	0.1	-	2.0
Year ended December 31, 2001					
Allowance for doubtful accounts	2.0	0.7	-	(0.9)	1.8

[a] Does not include special charge associated with the write-down of property, plant, and equipment.

[b] Includes write-offs of accounts receivable and utilization of reserves for special charges.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

Information required under this item is contained in Lone Star's proxy statement for the 2002 Annual Meeting of Shareholders, and is incorporated herein by reference.

ITEM 11. EXECUTIVE COMPENSATION

Information required under this item is contained in Lone Star's proxy statement for the 2002 Annual Meeting of Shareholders, and is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Information required under this item with respect to beneficial owners of more than 5 percent of outstanding common stock and to directors and executive officers is contained in Lone Star's proxy statement for the 2002 Annual Meeting of Shareholders, and is incorporated herein by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Information required under this item with respect to directors and executive officers is contained in Lone Star's proxy statement for the 2002 Annual Meeting of Shareholders, and is incorporated herein by reference.

PART IV

ITEM 14. EXHIBITS, FINANCIAL STATEMENT SCHEDULES, AND REPORTS ON FORM 8-K

(a)1. Financial Statements - The following Consolidated Financial Statements are filed as part of this report:
- Report of Independent Public Accountants
- Consolidated Statements of Income - for the years ended December 31, 2001, 2000, and 1999
- Consolidated Balance Sheets at December 31, 2001 and 2000
- Consolidated Statements of Cash Flows - for the years ended December 31, 2001, 2000, and 1999
- Consolidated Statements of Shareholders' Equity - at December 31, 2001, 2000, 1999, and 1998
- Notes to Consolidated Financial Statements

2. Schedule I - Condensed Financial Information of Registrant
Schedule II - Valuation and Qualifying Accounts

Note: All schedules not filed herein for which provision is made under rules of Regulation S-X have been omitted as not applicable or not required or the information required has been included in the notes to the consolidated financial statements.

3. Index to Exhibits

Description

1.1 Underwriting Agreement dated May 2, 2001 among Lone Star, Alpine Capital, L.P., and Bear Stearns & Co., Inc. (incorporated by reference to Exhibit 99.1 to Form 8-K of Lone Star as filed May 15, 2001).

2.1 Asset Purchase Agreement dated as of November 16, 1999 by and among Lone Star, Fintube Technologies, Inc. and Fintube Limited Partnership (incorporated by reference to the same numbered Exhibit to Form 8-K of Lone Star as filed on January 18, 2000.)

2.2 First Amendment to Asset Purchase Agreement dated as of January 1, 2000 by and among Lone Star, Fintube Technologies, Inc. and Fintube Limited Partnership (incorporated by reference to the same numbered Exhibit to Form 8-K of Lone Star as filed on January 18, 2000.)

2.3 Asset Purchase Agreement dated as of March 7, 2000 by and among Lone Star, Bellville Acquisition, Inc. and Bellville Tube Corporation (incorporated by reference to Exhibit 2.1 to Form 8-K of Lone Star as filed on April 14, 2000.)

2.4 First Amendment to Asset Purchase Agreement dated as of March 31, 2000 by and among Lone Star, Bellville Acquisition, Inc. and Bellville Tube Corporation (incorporated by reference to Exhibit 2.2 to Form 8-K of Lone Star as filed on April 14, 2000.)

2.5 Purchase and Sale Agreement among North Star Steel Company, Universal Tubular Services, Inc., Cargill, Incorporated, Lone Star Technologies, Inc., and Star Seamless, Inc., dated as of August 16, 2001 (incorporated by reference to Exhibit 2.1 to Form 8-K of Lone Star as filed on August 17, 2001).

3.1 Certificate of Incorporation of Registrant (incorporated by reference to Exhibit 3(a) to Form S-4 Registration Statement of Lone Star as filed on April 4, 1986, File No. 33-4581).

3.2 Certificate of Amendment to Certificate of Incorporation dated September 30, 1986 (incorporated by reference to Exhibit 3.2 to Form S-3 Registration Statement of Lone Star as filed on February 4, 2000, File No. 333-96207).

3.3 Agreement and Plan of Merger dated March 6, 1986, among Steel, a Texas corporation, Lone Star, a Delaware corporation, and Lone Star Steel Company Merging Corporation, a Delaware corporation (incorporated by reference to Exhibit II to Form S-4 Registration Statement of Lone Star as filed on April 4, 1986, File No. 33-4581).

3.4 By-Laws as adopted March 6, 1986, as amended effective September 30, 1986 and March 15, 1990 (incorporated by reference to Exhibit 3.5 to Form S-3 Registration Statement of Lone Star as filed on February 4, 2000, file No. 333-96207).

3.5 Certificate of Amendment to Certificate of Incorporation dated May 20, 1998 (incorporated by reference to Exhibit 3.4 to Form 10-Q for the quarter ended June 30, 1998).

4.1 Statement of Resolution establishing Cumulative Preferred Stock, Series A (par value $1 per share), dated September 9, 1988 (incorporated by reference to Exhibit 3(c) of Form 10-K of Lone Star filed April 7, 1989).

4.2 Lone Star Indenture with Bankers Trust Company, Trustee, with respect to $50,000,000 8% Convertible Subordinated Debentures Due 2002 (Eurobonds), dated August 26, 1987 (incorporated by reference to Exhibit 4(c) of Form 10-K of Lone Star as filed on April 7, 1989).

4.3 Stock Registration Agreement dated January 1, 2000 among Lone Star Technologies, Inc., Fintube Limited Partnership, Yorktown Energy Partners, Brown University Third Century Fund, Warburg, Dillon, Reed, L.L.C. and Ticonderoga Partners and the stockholders named therein (incorporated by reference to Exhibit 4.1 to Form S-3 Registration Agreement of Lone Star as filed on February 4, 2000, File No. 333-96207).

4.4 Letter Agreement dated October 19, 2000 by Alpine Capital, L.P., Keystone, Inc. and The Anne T. and Robert M. Bass Foundation to Lone Star (incorporated by reference to Exhibit 4.6 to Amendment No. 2 to Form S-3 Registration Statement of Lone Star as filed on October 30, 2000, File No. 333-41130.

4.5 Indenture dated as of May 29, 2001 among Lone Star, Environmental Holdings, Inc., Zinklahoma, Inc., Lone Star Steel Company, Lone Star Logistics, Inc., Lone Star Steel International, Inc., Lone Star Steel Sales Company, Rotac, Inc., T&N Lone Star Warehouse Co., Texas & Northern Railway Company, Lone Star ST Holdings, Inc., Fintube Technologies, Inc., Fintube Canada, Inc., Bellville Tube Corporation, and Wells Fargo Bank Minnesota, National Association (incorporated by reference to Exhibit 4.3 to Form S-4 Registration Statement of Lone Star as filed on June 27, 2001, File No. 333-63944).

4.6 Exchange and Registration Rights Agreement dated May 29, 2001, among Lone Star, Goldman, Sachs & Co., Salomon Smith Barney Inc., Banc of America Securities LLC, CIBC World Markets Corp., Dresdner Kleinwort Wasserstein Securities LLC, RBC Dominion Securities Corporation, and The Robinson-Humphrey Company, LLC (incorporated by reference to Exhibit 4.4 to Form S-4 Registration Statement of Lone Star as filed on June 27, 2001, File No. 333-63944).

10.1 Amended 1985 Long-Term Incentive Plan (incorporated by reference to Exhibit A of Proxy Statement of Lone Star as filed on October 22, 1993).*

10.1(a) Amendments to the Amended 1985 Long-Term Incentive Plan adopted on May 8, 1997 (incorporated by reference to Exhibit 10.1(a) to Form 10-Q of Lone Star for the quarter ended June 30, 1997).*

10.1(b) Amendments to the Amended 1985 Long-Term Incentive Plan adopted on May 14, 1998 (incorporated by reference to same numbered Exhibit to Form 10-Q for the quarter ended June 30, 1998).*

10.1(c) Amendments to the Amended 1985 Long-Term Incentive Plan adopted on May 11, 1999 (incorporated by reference to same numbered Exhibit to Form 10-Q for the quarter ended June 30, 1999).*

10.1(d) Amendment to the Amended 1985 Long-Term Incentive Plan adopted on May 9, 2000 (incorporated by reference to same numbered Exhibit to Form 10-Q for the quarter ended June 30, 2000.) *

10.1(e) Amendments to the Amended 1985 Long-Term Incentive Plan adopted on May 8, 2001 (incorporated by reference to same numbered exhibit to Form 10-Q for the quarter ended June 30, 2001).*

10.2 Employment Retention Policy adopted May 8, 1997, letter agreements dated May 22, 1997 between Lone Star and John P. Harbin, Charles J. Keszler and Robert F. Spears and between Steel and W. Byron Dunn and letter agreement dated September 25, 1997 between Lone Star and Rhys J. Best (incorporated by reference to same numbered Exhibit to Form 10-K for the year ended December 31, 1997).*

10.3 Contract for Electric Service dated September 30, 1996 between Southwestern Electric Power Company and Steel (incorporated by reference to Exhibit 10.21 to Form 10-K for the year ended December 31, 1996).

10.4 Assignment, Termination and Release dated January 21, 1997, among Steel, Lone Star, and the minority shareholders of Steel (incorporated by reference to Exhibit 10.22 to Form 10-K for the year ended December 31, 1996).

10.5 Credit Agreement dated as of October 2, 1997 by and among Steel and the banks named therein (incorporated by reference to Exhibit 10.23 to Form 10-K for the year ended December 31, 1997).

10.6 Cost Sharing Agreement dated as of July 1, 1997 between Lone Star and Steel (incorporated by reference to Exhibit 10.24 to Form 10-K for the year ended December 31, 1997).

10.7 Compromise and Settlement Agreement and Release dated July 31, 1997 between Lone Star and Guaranty Federal Bank, F.S.B. (incorporated by reference to Exhibit 10.26 to Form 10-K for the year ended December 31, 1997).

10.8 Consulting Agreement dated as of July 23, 1998 between Lone Star and John P. Harbin (incorporated by reference to Exhibit 10.27 to Form 10-Q for the quarter ended September 30, 1998).*

10.9 Phantom Stock Deferred Compensation Plan adopted on September 22, 1998 (incorporated by reference to Exhibit 10.28 to Form 10-Q for the quarter ended September 30, 1998).*

10.10 First Amendment dated as of December 24, 1998 to Credit Agreement dated as of October 2, 1997 by and among Steel and the banks named therein (incorporated by reference to Exhibit 10.29 to Form 10-K for the year ended December 31, 1998).

10.11 Financing Agreement dated March 12, 1999 between Steel and The CIT Group/Business Credit, Inc. (incorporated by reference to Exhibit 10.30 to Form 10-Q for the quarter ended March 31, 1999).

10.12 Subordination Agreement dated March 12, 1999 between Lone Star and The CIT Group/Business Credit, Inc. (incorporated by reference to Exhibit 10.31 to Form 10-Q for the quarter ended March 31, 1999).

10.13 Intercreditor Agreement dated March 12, 1999 among Lone Star, Steel and The CIT Group/Business Credit, Inc. (incorporated by reference to Exhibit 10.32 to Form 10-Q for the quarter ended March 31, 1999).

10.14 Amendment agreement dated December 28, 1999 to Financing Agreement dated March 12, 1999 between Steel and The CIT Group/Business Credit, Inc. (incorporated by reference to Exhibit 10.33 to Form 10-K for the year ended December 31, 1999.)

10.15(a) Limited Guaranty dated December 28, 1999 of Lone Star in favor of The CIT Group/Business Credit, Inc., as Agent (incorporated by reference to Exhibit 10.34 to Form 10-K for the year ended December 31, 1999.)

10.16(b) Limited Guaranty dated as of March 31, 2000 by and between the CIT Group/Business Credit, Inc., as agent, and Lone Star (incorporated by reference to Exhibit 2.3 to Form 8-K of Lone Star as filed on April 14, 2000.)

10.17(c) Stock Pledge Agreement dated as of March 31, 2000 by and between the CIT Group/Business Credit, Inc., as agent, and Lone Star (incorporated by reference to Exhibit 2.4 to Form 8-K of Lone Star as filed on April 14, 2000.)

10.18 Credit Agreement dated as of January 3, 2000 among Fintube Technologies, Inc. ("Fintube"), the financial institutions named in the Agreement ("Lenders") and Bank of America, N.A., as Agent for the Lenders (incorporated by reference to Exhibit 10.35 to Form 10-Q for the quarter ended June 30, 2000.)

10.19 Employee Stock Purchase Plan adopted on May 9, 2000 (incorporated by reference to Exhibit 10.36 to Form 10-Q for the quarter ended June 30, 2000.)*

10.20 Deferred Compensation Plan adopted by Lone Star's Board of Directors on May 9, 2000 (incorporated by reference to Exhibit 10.37 to Form 10-Q for the quarter ended June 30, 2000.)*

10.21 Amendment agreement dated September 29, 2000 to Financing Agreement dated March 12, 1999 between Steel and The CIT Group/Business Credit, Inc. (incorporated by reference to Exhibit 10.38 to Form 10-Q for the quarter ended September 30, 2000.)

10.22 Amendment agreement dated October 25, 2000 to Financing Agreement dated March 12, 1999 between Steel and The CIT Group/Business Credit, Inc. (incorporated by reference to Exhibit 10.39 to Form 10-K for the year ended December 31, 2000.)

10.23 Modification Agreement dated September __, 2000 to Credit Agreement dated as of January 3, 2000 among Fintube, the Lenders and Bank of America, N.A., as Agent for the Lenders (incorporated by reference to Exhibit 10.40to Form 10-K for the year ended December 31, 2000.)

10.24 Second Modification Agreement dated February 20, 2001 to Credit Agreement dated as of January 3, 2000 among Fintube, the Lenders and Bank of America, N.A., as Agent for the Lenders (incorporated by reference to Exhibit 10.41 to Form 10-K for the year ended December 31, 2000.)

10.25 Deferred Compensation Plan adopted by Lone Star's Board of Directors on May 9, 2000 (incorporated by reference to Exhibit 10.37 to Form 10-Q for the quarter ended June 30, 2000).

10.26 Employment Agreement dated May 7, 2001 between Lone Star and Rhys J. Best (incorporated by reference to Exhibit 99.1 to Form 8-K of Lone Star as filed on May 9, 2001).*

10.27 Purchase Agreement dated May 23, 2001 among Lone Star, Goldman, Sachs & Co., Salomon Smith Barney Inc., Banc of America Securities LLC, RBC Dominion Securities Corporation, and The Robinson-Humphrey Company, LLC (incorporated by reference to Exhibit 10.10 to Form S-4 Registration Statement of Lone Star as filed on June 27, 2001, File No. 333-63944).

10.28 Consulting Employment Agreement dated January 1, 2000, among Fintube Technologies, Inc., Jerry E. Ryan, and Lone Star (incorporated by reference to Exhibit 10.42 to Form 10-Q for the quarter ended March 31, 2001).*

10.29 Employment Agreement dated January 1, 2000 between Fintube Technologies, Inc. and Larry Sims (incorporated by reference to Exhibit 10.43 to Form 10-Q for the quarter ended March 31, 2001).*

10.30 Amended and Restated Financing Agreement dated October 8, 2001 among The CIT Group/Business Credit, Inc. (as Agent and Lender), the Lenders party thereto, and Lone Star, Lone Star Steel Company, Fintube Technologies, Inc., Lone Star Logistics, Inc., T&N Lone Star Warehouse Co., Texas & Northern Railway Company, Fintube Canada, Inc. and Bellville Tube Corporation (as Borrowers), and Environmental Holdings, Inc., Zinklahoma, Inc., Lone Star Steel International, Inc., Lone Star Steel Sales Company, Rotac, Inc., and Lone Star ST Holdings, Inc. (as Guarantors) (incorporated by reference to Exhibit 10.13 to Amendment No. 2 to Form S-4 of Lone Star as filed on October 9, 2001, File No. 333-63944).

21 List of Subsidiaries.

23 Consent of Arthur Andersen LLP.

24 Powers of Attorney.

99.1 Letter from the Registrant to the Securities and Exchange Commission regarding Arthur Andersen LLP.

* Management contract or compensatory plan or arrangement.

(b) Reports on Form 8-K:

Date of Report	Date Filed	Description
October 1, 2001	October 2, 2001	Filing amendment to Form S-4 Registration Statement
October 8, 2001	October 10, 2001	Financing Agreement with CIT Group
October 15, 2001	October 16, 2001	Results of operations for third quarter of 2001

ITEM 15. SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LONE STAR TECHNOLOGIES, INC.

Date: March 27, 2002

By: /s/ Charles J. Keszler
(Charles J. Keszler)
Vice President and Chief
Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	*Title*	*Date*
/s/ Rhys J. Best , (Rhys J. Best)	Chairman, Director, Chief Executive Officer and President (Principal Executive Officer)	March 27, 2002
/s/ Charles J. Keszler , (Charles J. Keszler)	Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	March 27, 2002
/s/ Frederick B. Hegi, Jr. *, (Frederick B. Hegi, Jr.)	Director	March 27, 2002
/s/ Robert Kelley *, (Robert Kelley)	Director	March 27, 2002
/s/ M. Joseph McHugh *, (M. Joseph McHugh)	Director	March 27, 2002
/s/ Thomas M. Mercer, Jr. *, (Thomas M. Mercer, Jr.)	Director	March 27, 2002
/s/ Alfred M. Micallef *, (Alfred M. Micallef)	Director	March 27, 2002
/s/ Jerry E. Ryan *, (Jerry E. Ryan)	Director	March 27, 2002

*By: /s/ Charles J. Keszler
(Charles J. Keszler, Attorney-in-Fact)

Board of Directors

Rhys J. Best
Chairman of the Board, Chief Executive Officer and President

Robert Kelley
Former President and Chief Executive Officer, Noble Affiliates, Inc.

Frederick B. Hegi, Jr
General Partner, Wingate Partners

M. Joseph McHugh
Former President and Chief Operating Officer, Triangle Pacific Corp.

Thomas M. Mercer, Jr.
Partner, Ceres Capital Partners

Alfred M. Micallef
President and Chief Executive Officer, JMK International, Inc.

Jerry E. Ryan
Consultant, Fintube Technologies, Inc.

After nearly ten years of distinguished service, **Charles L. Blackburn**, former Chairman and Chief Executive Officer of Maxus Energy Corporation, and **James E. McCormick**, former President and Chief Operating Officer of Oryx Energy Corporation, retired from the Board of Directors of Lone Star Technologies on May 8, 2001.

JAMES E. CHENAULT, JR.
September 7, 1927 - January 21, 2002
We were saddened by the recent loss of Mr. Jim Chenault, who had been an invaluable member of the Lone Star management team since 1980. Mr. Chenault served as President and Chief Executive Officer of Lone Star Steel, and as Chief Operating Officer and President of Lone Star Technologies. He also served as Vice Chairman of our Board.

Corporate Officers

Rhys J. Best
Chairman of the Board, Chief Executive Officer and President

Charles J. Keszler
Vice President and Chief Financial Officer

Robert F. Spears
Vice President, General Counsel and Secretary

Principal Operating Companies

Lone Star Steel Company

Fintube Technologies, Inc.

Bellville Tube Company, L.P.



Bellville Tube
FINTUBE

Shareholder Information

Investor Contact
Charles J. Keszler
972-770-6401

Stock Symbol: LSS

Market: NYSE/NMS

Accountants
Arthur Andersen LLP

Transfer Agent and Registrar
American Stock Transfer & Trust Company
59 Maiden Lane
New York City, New York 10038

Website: lonestartech.com

LONE STAR
TECHNOLOGIES, INC.

15660 N. Dallas Parkway
Suite 500
P.O. Box 803546
Dallas, TX 75380-3546
972/770-6401
800/527-4615